CURALEAF HOLDINGS, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three and Nine Months Ended
September 30, 2023 and 2022
(Expressed in Thousands United States Dollars Unless Otherwise Stated)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022
(Amounts in thousands, except share and per share amounts)
This management discussion and analysis (“MD&A”) of the financial condition and results of operations of Curaleaf Holdings, Inc. (the “Company,” “Curaleaf,” “we,” “us” and “our”) is for the three and nine months ended September 30, 2023 and 2022 prepared as of November 13, 2023. It is supplemental to, and should be read in conjunction with the Company’s Unaudited Condensed Interim Consolidated Financial Statements and the accompanying notes as of and for the three and nine months ended September 30, 2023 and 2022 (the “Interim Financial Statements”). For the purposes of this MD&A, the terms “Company” and “Curaleaf” mean Curaleaf Holdings, Inc. and, unless the context otherwise requires, includes its subsidiaries. Additional public disclosure documents and information pertaining to the Company, including the Company’s audited financial statements and related notes for the year ended December 31, 2022 (the “Annual Financial Statements”), the Company’s annual MD&A for the year ended December 31, 2022 (the “Annual MD&A”) and the Company’s annual information form for the year ended December 31, 2022 (the “Annual Information Form”), are available on the Company’s website at www.curaleaf.com, through the SEDAR website at www.sedarplus.ca or through the EDGAR website at www.sec.gov/edgar. Financial information presented in this MD&A is presented in United States (“U.S.”) dollars (“$” or “US$”), unless otherwise indicated.
This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators and Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana Related Activities (“Staff Notice 51-352”).
This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and U.S. securities laws (together, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the business, future plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “may,” “will,” “would,” “could,” “should,” “believes”, “estimates,” “projects,” “potential,” “expects,” “plans,” “intends,” “anticipates,” “targeted,” “continues,” “forecasts,” “designed,” “goal” or the negative of those words or other similar or comparable words and includes, among others, information regarding: expectations for the effects and potential benefits of any transactions; statements relating to the business and future activities of, and developments related to, the Company after the date of this MD&A, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans; expectations that licenses applied for will be obtained; potential future legalization of adult-use and/or medical cannabis under U.S. federal law; expectations of market size and growth in the U.S. and the states in which the Company operates; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; the ability for U.S. holders of securities of the Company to sell them on the Canadian Securities Exchange (“CSE”); the Potential Listing (as defined herein) of the subordinate voting shares in the capital of the Company (the “SVS”) on the Toronto Stock Exchange (“TSX”) and other events or conditions that may occur in the future. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as of and at the date they are made and are based on information currently available and on the then current expectations. Holders of securities of the Company are cautioned that forward-looking statements are not based on historical facts, but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to: the legality of cannabis in the U.S., including the fact that cannabis is a controlled substance under the U.S. Federal Controlled Substances Act; anti-money laundering laws and regulations; the lack of access to U.S. bankruptcy protections; financing risks, including risks related to additional financing and restricted access to banking; general regulatory and legal risks including risk of legal, regulatory or political change; general regulatory and licensing risks; limitation on ownership of licenses; risks relating to regulatory action and approvals from the U.S. Food and Drug Administration (the “FDA”); loss of foreign private issuer status; risks related to internal controls over financial reporting; risks related to the recent restatement of certain of our financial statements; litigation risks; increased costs as a result of being a public company in Canada and the U.S.; environmental risks, including risks related to environmental regulation and unknown environmental risks; general business risks including risks related to the Company’s expansion into foreign jurisdictions; future acquisitions or dispositions; service providers; enforceability of contracts; the ability of our shareholders to resale their SVS on the CSE; the Company’s reliance on senior management and key personnel and the Company’s ability to recruit and retain such senior management and key personnel; competition risks; risks inherent in an agricultural business; unfavorable publicity or consumer perception; product liability risks; product recalls; the results of future clinical research; dependence on suppliers; reliance on inputs; risks related to limited market data and difficulty to forecast; intellectual property risks; constraints on marketing products; fraudulent or illegal activity by employees, consultants and contractors; information technology systems and cyber-attacks; security breaches; the Company’s reliance on management services agreements with subsidiaries and affiliates; website accessibility; high bonding and insurance coverage; risks of leverage; management of the Company’s growth; the fact that past performance may not be indicative of future results and that financial projections may prove materially inaccurate or incorrect; risks related to conflicts of interests; challenging global economic conditions; business structure risks; including the status of the Company as a holding company; no dividend record; risks related to the Senior Secured Notes - 2026 (as defined herein); concentrated voting control; risks related to the sale of a substantial amount of our SVS; the volatility of the market price for the SVS; liquidity risks associated with an investment in the SVS; enforcement against directors and officers outside of Canada may prove difficult; and tax risks; as well as those risk factors discussed under the heading “Risk Factors” in the Annual Information Form and the other risk factors described herein.
The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. In particular, but without limiting the foregoing, disclosure in this MD&A as well as statements regarding the Company’s objectives, plans and goals, including future operating results and economic performance, may make reference to or involve forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Certain of the forward-looking statements and other information contained herein concerning the cannabis industry, its medical, adult-use and hemp-based markets, including its hemp-based cannabidiol (“CBD”) markets, and the general expectations of the Company concerning the industry and the Company’s business and operations are based on estimates prepared by the Company using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While the Company is not aware of any misstatement regarding any industry or government data presented herein, the cannabis industry involves risks and uncertainties that are subject to change based on various factors.
A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. You should not place undue reliance on forward-looking statements contained in this MD&A. Such forward-looking statements are made as of the date of this MD&A. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.
This MD&A may contain financial outlook information about the Company’s prospective results of operations, production and production efficiency, commercialization, revenue and cash on hand, all of which are subject to the same assumptions, risk factors, limitations, and qualifications as set forth in the above paragraph. Financial outlook contained in this MD&A was approved by management as of the date of this MD&A and was provided for the purpose of providing further information about the Company’s future business operations. The Company has no intention or obligation to update or revise any financial outlook contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. Readers of this MD&A are cautioned that the financial outlook contained in the MD&A should not be used for purposes other than for which it is disclosed herein.

OVERVIEW OF THE COMPANY
Curaleaf is a leading producer and distributor of consumer products in cannabis, with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a vertically integrated, high-growth cannabis operator known for quality, expertise, and reliability, the Company and its brands, including Curaleaf, Select, and Grassroots, provide industry-leading services, product selection, and accessibility across the medical and adult-use markets in the U.S. and is headquartered in New York, New York. In the U.S., our focus is on limited license states. As of September 30, 2023, in the U.S., our brands are sold in 17 states with operations encompassing 146 dispensaries, 21 cultivation sites and 23 processing sites, actively operating within Arizona, Connecticut, Florida, Illinois, Maine, Maryland, Massachusetts, Missouri, Nevada, New Jersey, New York, North Dakota, Ohio, Pennsylvania, Utah and Vermont. As of September 30, 2023, in the U.S., our discontinued operations include six dispensaries, two cultivation sites and six processing sites located within California, Colorado, Kentucky, Maine, Michigan and Oregon. In Europe, we have a fully integrated medical cannabis business with licensed cultivation in Portugal, three pharma grade cannabis processing and manufacturing facilities in Spain, the United Kingdom (“U.K.”) and Germany and licensed medical cannabis distribution in the U.K. and Germany. In the U.K., we also hold a pharmacy license and operate medical cannabis clinics in England and Scotland, enabling the supply of medical cannabis directly to medical-use patients. Additionally, we supply medical cannabis on a wholesale basis across Europe, including into Germany and Poland.
We leverage our extensive research and development capabilities to distribute cannabis products with the highest standard for safety, effectiveness, consistent quality and customer care. We are committed to being the cannabis industry’s leading resource in education and advancement through research and advocacy and are focused on developing a trusted, national brand. We market to medical-use and adult-use customers through brand strategies intended to build trust and loyalty.
We were an early entrant into the U.S. state-legal cannabis industry, which remains one of the fastest growing industries in the U.S. Currently, the Company is a diversified holding company dedicated to delivering market-leading products and services, while also building trusted national brands within the cannabis industry. Through our team of physicians, pharmacists, medical experts and industry innovators, we have developed a portfolio of branded cannabis-based therapeutic offerings in multiple formats and a strategic network of branded retail dispensaries.
We are operated by an executive team that has significant experience in the cannabis industry and a robust operational and acquisition track-record as to all facets of our operations, which has facilitated the execution of our business plan to rapidly scale our business.
In order to achieve our strategy, we have completed several acquisitions since our formation and expect to continue to actively pursue other acquisitions, dispositions and investment opportunities in the future.
The Company is incorporated under the laws of British Columbia, Canada, and its SVS are listed on the CSE under the symbol “CURA” and quoted on the OTCQX ® Best Market under the symbol “CURLF.”
On December 30, 2022, we filed a final short form base shelf prospectus in Canada (the “Base Shelf Prospectus”) and a shelf registration statement on Form F-10, (File No 333-269109) (the “Registration Statement”), with the U.S. Securities and Exchange Commission (“SEC”) under the U.S./Canada Multijurisdictional Disclosure System (“MJDS”). The Base Shelf Prospectus and Registration Statement allow us to offer up to $1.0 billion (or the equivalent thereof, at the date of issue, in any other currency, or currencies, as the case may be) worth of SVS, debt securities, subscription receipts, warrants and units, or any combination thereof, from time to time, during the 25-month period that the Base Shelf Prospectus and/or Registration Statement are effective (subject to MJDS eligibility). The specific terms of any future offering of our securities, including the use of proceeds from any offering, will be established in a supplement to the Base Shelf Prospectus and/or Registration Statement, which will be filed with the applicable Canadian securities regulatory authorities and/or the SEC.

The Interim Financial Statements include the financial statements of the Company and its direct subsidiaries, indirect subsidiaries that are not wholly owned by the Company, and other entities consolidated other than on the basis of ownership, as presented in the following table.

Legal Entity Name	Operations Location	September 30, 2023 Ownership %	December 31, 2022 Ownership %
CLF AZ, Inc.	AZ	100%	100%
CLF NY, Inc.	NY	100%	100%
Curaleaf CA, Inc.	CA	100%	100%
Curaleaf KY, Inc.	KY	100%	100%
Curaleaf Massachusetts, Inc.	MA	100%	100%
Curaleaf MD, LLC	MD	100%	100%
Curaleaf OGT, Inc.	OH	100%	100%
Curaleaf PA, LLC	PA	100%	100%
Curaleaf, Inc.	MA	100%	100%
Focused Investment Partners, LLC	MA	100%	100%
CLF Maine, Inc.	ME	100%	100%
PalliaTech CT, Inc.	CT	100%	100%
CLF Oregon, LLC (formerly PalliaTech OR, LLC)	OR	100%	100%
PalliaTech Florida, Inc.	FL	100%	100%
PT Nevada, Inc.	NV	100%	100%
CLF Sapphire Holdings, Inc.	OR	100%	100%
Curaleaf NJ II, Inc.	NJ	100%	100%
Focused Employer, Inc.	MA	100%	100%
GR Companies, Inc.	IL	100%	100%
CLF MD Employer, LLC	MD	100%	100%
Curaleaf Columbia, LLC (formerly HMS Sales, LLC)	MD	100%	100%
MI Health, LLC	MD	100%	100%
Curaleaf Compassionate Care VA, LLC	VA	100%	100%
Curaleaf UT, LLC	UT	100%	100%
Curaleaf Processing, Inc	MA	100%	100%
Virginia's Kitchen, LLC	CO	100%	100%
Cura CO LLC	CO	100%	100%
Curaleaf Stamford, Inc.	CT	100%	100%
CLF Holdings Alabama, Inc.	AL	100%	100%
Curaleaf Maine Dispensary, Inc.	ME	100%	100%
Curaleaf International Holdings Limited	Guernsey	69%	69%
Company Performance and Objectives
We are currently active in numerous cannabis programs across the U.S. and internationally. In the U.S., 47 states have legalized some form of cannabis use, including low dose THC/CBD medical programs for patients with certain qualifying conditions. In states that have legalized medical-use of cannabis, a regulatory framework is in place whereby patients can receive a recommendation from a certified physician to purchase medical cannabis in approved dispensaries. In the U.S., 23 states have legalized cannabis for adult-use (“adult-use”). In many of these adult-use states, customers can purchase cannabis from approved dispensaries by providing identification proving the customer is 21 years of age or older. In the U.S. cannabis products cannot be sold via interstate commerce. In Europe, only medical cannabis sales are allowed, and cannabis products can be sold between jurisdictions in which medical cannabis is legal.
While we seek to build strong brands and brand recognition, under the current regulatory regime, a key aspect to successful distribution and strong margins is achieving “vertical integration” in each cannabis program in which it operates. Vertical integration means controlling the entire supply chain: from cultivating cannabis, to processing the cannabis into oils and other formulated products, and, ultimately, to selling the end-product to adult-use customers and/or medical-use patients.
We plan to continue growth of our U.S. operations via expansion in three dimensions: (1) acquiring licenses in limited-license markets, (2) increasing presence in current markets and (3) optimizing exposure in mass markets. While the our goal is to have our own licensed operations in each of our markets, we may enter a market through production and/or marketing arrangements whereby such arrangements provide us with the opportunity for an accelerated roll-out. We also plan to continue investing internationally, in an effort to expand our vertically integrated presence in major medical-use markets across Europe and best position ourselves to benefit from the potential legalization of adult-use across the European continent.
Limited-License Markets. The majority of the markets in which we currently operate have formal regulations limiting the number of cannabis licenses that can be awarded; thus forming high barriers to entry, limited market participants and protected market share in these limited-license markets. We intend to apply for new licenses or acquire businesses within limited-license markets in which we do not currently operate.
Increasing Presence in Current Markets. We plan to grow within our current markets by pursuing opportunities for vertical integration, acquiring additional dispensary licenses and/or entering into production and marketing relationships intended to build our brand and expand our distributional footprint. We intend to apply for new licenses as available and determined by each state.
Optimizing Exposure in Mass Markets. We have established ourselves as a market leader in the U.S. and have become a dominant player due to our competitive pricing, experienced management, strong capitalization and strong brand goodwill. In mass markets, which exhibit a free market dynamic typical of other industries, but may also be pressured by certain aspects beyond the our control (e.g., unfavorable business and/or regulatory environment and/or lack of enforcement against the respective illicit markets), such as California, we intend to optimize our exposure by rationalizing our operations down to an asset-light structure, whereby our brands maintain presence through licensing arrangements.
International Expansion. We believe we are currently the largest vertically integrated operator in Europe’s medical-use markets, with leading share in certain European markets and the broadest overall footprint. We will continue to invest in vertical integration across Europe, in the form of licenses, production, medical clinics, brands and products, in order to grow our current market share and best position ourselves to benefit from the potential legalization of adult-use cannabis across Europe.
The Company expects acquisition related costs as well as, marketing and selling expenses, to increase as it expands its presence in current markets and expands into new markets, both domestically and internationally. The Company also expects to achieve operating efficiencies through synergies from acquisitions as well as via economies of scale that will arise through the continued expansion.
Operating Segments
In accordance with ASC 280 - Segment Reporting, the Company determined its two operating segments, which are also its reportable segments, are (i) domestic operations and (ii) international operations. These segments reflect how the Company’s chief operating decision maker (“CODM”) manages, allocates resources to and evaluates the performance of the Company’s operations, as well as how the Company’s internal management financial reporting is structured.
Principal Products and Services
Through our subsidiaries and affiliates, we operate in highly regulated markets that require expertise in cultivation, manufacturing, retail operations and logistics. We leverage our internal research and development capabilities to assist its state-licensed entities to manufacture cannabis products in multiple formats with high standards for safety, effectiveness, consistency, quality and customer care. Currently, our U.S. subsidiary entities cultivate, process, market and/or dispense a wide-range of permitted cannabis products across our operating footprint, including: flower, pre-rolls and flower pods, dry-herb vaporizer cartridges, concentrates for vaporizing, such as pre-filled vaporizer cartridges and disposable vaporizer pens, concentrates for dabbing such as distillate droppers, mints, topical balms and lotions, tinctures, lozenges, capsules and edibles. We also produce certain cannabis products that meet the definition of hemp, including products that may have intoxicating properties but which contain less than 0.3% delta-9-THC, by dry weight.
In most of our U.S. and European markets, our licensed entities are vertically-integrated. In most U.S. states, in which our licensed entities operate, products are sold under the Curaleaf and Select brands and within Curaleaf dispensaries.
We believe that we have developed the in-house resources to ensure our U.S. state-licensed entities maintain best practices in cannabis cultivation, processing and dispensing, and we are dedicated to staying at the forefront of technology in the industry. We continue to invest strategically in infrastructure to ensure our U.S. state-licensed entities maintain low overall production costs and adaptability in their product mix to ensure timely response to the rapidly developing domestic cannabis market. Our intent is to use our footprint to share know-how and technology throughout our operations.
•Cultivation: Our U.S. cultivation facilities have 368 unique cultivars in the production phase, which have been tested and characterized for yield, cannabinoid content and other properties. Additionally, our U.S. state-licensed entities cultivate cannabis using a variety of methods, including greenhouse, outdoor, indoor and two-tier indoor cultivation.
•Extraction and Purification: Our U.S. extraction facilities use proprietary processes for cannabis and terpene purification. We believe our manufacturers are industry leaders in achieving the desired composition of cannabinoids and terpenes in finished products through processing and purification; thereby enabling timely response to trends in medical cannabis product formulation.
•Formulation and Quality Control: Our U.S. processing facilities produce a broad range of solid, liquid and inhaled products utilizing the breadth of our in-house knowledge and experience. By synergizing our expertise in cultivation, manufacturing and analytical laboratory operations, our processors have developed a complete in-house quality assurance and quality control program. In-house quality assurance enables rapid product development cycles and production of higher quality consumer products.
Research and Development
Our research and development activities primarily focus on optimizing cultivation and manufacturing techniques, developing new manufactured products and on the medical benefits of cannabis.
We collect data on the number of grams of cannabis flower produced per watt of light, per square foot and per plant, which inform our cultivators with key insights on optimal cultivation methods through the adjustment of certain variables, such as cannabis strain variety and plant spacing. Our cultivators also institute pest management techniques in our cultivation facilities and document related successes and failures. This knowledge is in turn shared across all of our cultivation operations.
We also research new methods of cannabis extraction for the development of new manufactured cannabis products. Our research and development activities operate on an on-going basis, as we continually seek to improve current manufacturing methods for our licensed entities.
Internationally, we continue to develop our clinical research program, which includes the first bench to bedside medicinal cannabis research and drug development pipeline with basic science and clinical research collaborations across leading universities, including Imperial College London and The Institute of Cancer Research, London. This program includes in vitro experiments to identify specific ratios of cannabinoids that are best used for pain treatment, the results of which are published in the Journal of Pain Research.
In addition, we were a key contributor in the development of the pioneering U.K. Medical Cannabis Registry (the “Registry”), which performed two analyses of our own-branded and manufactured extracted cannabis medicines for treatment of pain in U.K. patients. These have shown positive findings in patients prescribed oils, dried flower, and a combination of our products. The results have been subsequently presented at international scientific conferences and published in the Journal of Clinical Pharmacology in 2022 and the Expert Review of Neurotherapeutics in April 2023. A further four evaluations of our own branded and manufactured medical cannabis oils and dried flower in chronic pain, anxiety, and fibromyalgia have also been completed. The results of these were presented at the International Cannabinoid Research Society’s annual conference in Toronto, Ontario, Canada in June 2023. They have also all been submitted for peer-reviewed publication.
We continue to be an industry leader in publishing real-world evidence in Europe. At present, 17 research publications have arisen from the U.K. Medical Cannabis Registry (the “Registry”), covering chronic pain, anxiety, fibromyalgia, autism spectrum disorder, post-traumatic stress disorder (“PTSD”), depression, inflammatory bowel disease, headaches and childhood epilepsy. This research has received two awards from the Japanese Society of Neuropsychopharmacology and the journal “Neuropsychopharmacology Reports.”
We have published 13 peer-reviewed research articles, of which five have been published in 2023, which demonstrate the value that patients place in our own research performed using the Registry, alongside providing expert commentary on the use of medical cannabis for the treatment of neurological disorders, inflammatory bowel disease, depression and attention-deficit hyperactivity disorder. Previously, we have published leading opinion pieces on the status of medical cannabis research, in addition to conducting fundamental research on the perceived stigma of medical cannabis patients in the U.K. which is strategically important in the future education of patients, public, and healthcare professionals.
To-date, in 2023, we have presented 19 research abstracts across both the International Cannabinoid Research Society 2023 conferences and the British Pain Society National Meeting, of which 14 contained outcomes from the Registry. Later this year researchers will be presenting findings at the Society for the Study of Addiction, as well as giving an invited talk at Neuro Tech 2023. Finally, we have a total of 11 studies submitted for peer review at present, with the majority of these expected to be published between the date hereof and early 2024.
Production and Sales
As of September 30, 2023, our continuing operations had 21 cultivation facilities, totaling approximately 1.4 million square feet, and 23 processing facilities in the U.S., while our discontinued operations had two cultivation facilities, totaling approximately 2.2 million square feet, and six processing facilities. Each of our production facilities (cultivation and processing) built to ISO 8 cleanroom specifications and employs advanced nutritional and pharmaceutical formulations technology for optimal delivery methods. Each of our production facility focuses primarily on the commercialization of cannabis products, with high standards for quality control and patient care. As an illustration of our commitment, to high quality and patient care, our Florida operations were the first in the cannabis industry to be certified under the Global Food Safety Initiative’s Safe Quality Food Program.
Our domestic sales are driven primarily by retail sales in our state-licensed dispensaries. In multiple states, our dispensaries offer customers the option to order online to pick-up in store. Certain of our state-licensed dispensaries offer home delivery services, in compliance in all material respects with the applicable state-specific regulations. In Florida, Nevada and Utah, we offer drive-thru service at select dispensaries.
Our international sales are driven by distributions of medical cannabis in the U.K., Germany, and Switzerland, direct-to-patient sales via a medical cannabis pharmacy in the U.K. and wholesale sales of medical cannabis to several European markets, including Germany.
We are focused on expanding our dispensary e-commerce operations and delivery operations within the U.S. and European markets, where permitted, to increase the accessibility of our cannabis products to our customers and to meet the demands of the ever-evolving landscape for cannabis sales.
Intellectual Property
We have spent considerable time and resources to establish premium and recognizable brands amongst consumers and retailers in the cannabis industry, through the development of multiple proprietary product formats, technologies and processes to ensure high quality standards for licensees’ premium cannabis products. These proprietary technologies and processes include our cultivation and extraction techniques, product formulations and cannabis delivery and monitoring systems. We employ non-disclosure and confidentiality agreements to maintain confidentiality through the patenting process for our propriety processes and materials.
As of September 30, 2023, we have one federally registered patent with the U.S. Patent and Trademark Office (the “USPTO”) and one pending patent application with the USPTO. Additionally, we have several registered trademarks with and multiple trademarks that are pending approval by the USPTO, and we are actively pursuing the filing of additional trademarks with the USPTO. All federal registered trademarks in the U.S. are subject to renewal 10 years from the date of registration with the USPTO. We have multiple trademarks registered in various states and are actively pursuing the filing of additional trademarks with certain states. We also have a significant number of trademarks registered in various international jurisdictions.
In addition to our registered patent and trademarks, we own numerous website domains, including www.curaleaf.com, and numerous accounts across major social media platforms.
We maintain an in-house legal team, as well as engage outside legal counsel, to actively monitor and identify potential infringements on our intellectual property.
Competitive Conditions
The U.S. cannabis industry is highly competitive. We compete on quality, price, brand recognition, distribution strength, shelf space in retail dispensaries and customer attraction and retention within both the retail and wholesale cannabis markets. We compete with numerous cannabis producing companies with various business models, from small family-owned operations to multi-billion-dollar market capitalized multi-state operators. In certain markets, we also compete with a number of illegally operating dispensaries, which serve as competition. We maintain an operational footprint primarily in U.S. states with high barriers to entry and limited market participants due to the limited availability of state licenses and/or local permitting as well as stringent operating and capital requirements. The majority of the markets in which our licensees operate have formal regulations limiting the number of cannabis licenses that will be awarded, helping to ensure our market share is protected in these limited-market states under the current regulatory framework.
As cannabis remains federally illegal in the U.S., businesses seeking to enter the domestic cannabis market face additional challenges regarding access to capital. Presently, there is not a reliable source of U.S. bank lending or equity capital available to fund operations in the U.S. cannabis sector. Nevertheless, we are well-capitalized, and believe that the level of expertise and significant capital investment required to operate our large-scale, vertically-integrated cannabis operations make it difficult and inefficient for smaller cannabis operators to enter the domestic cannabis market. As the cannabis industry continues to rapidly expand and its liberalization accelerates, we expect to face competition from other companies, some of which can be expected to have longer operating histories, more financial, production and marketing resources and more experience than us.
For additional details on the competition we face, refer to the “Risk Factors” section in the Annual Information Form. For additional details on the U.S. regulatory environment and the U.S. states in which we operate, refer to the “Regulatory Environment: Issuers with United States Cannabis-Related Assets” section in this MD&A.
Through Curaleaf International Holdings Limited (“International Holdings”), we face competition from a number of companies operating in the European medical cannabis sector and in each specific country where we operate and intend to operate. Refer to the heading “Risk Factors – General Business Risks – Expansion into Foreign Jurisdictions” of the Annual Information Form.
Components of Our Results of Operations
U.S. Operations
Revenue
Retail and Wholesale Revenue
Domestically, we derive retail and wholesale revenue in the states in which we are The Company derives its domestic retail and wholesale revenue in U.S. states in which we are licensed to cultivate, process, distribute and/or sell cannabis and hemp. We sell directly to customers via our retail stores and sell wholesale to third-party dispensaries and/or processors.
Internationally, our retail medical cannabis revenues are generated solely in the U.K. via our pharmacy license that enables us to fulfill cannabis prescriptions directly to the patient through our online pharmacy. The remainder of our international revenues are generated through wholesale transactions. In Germany, we supply medical cannabis on a wholesale basis to pharmacies and to other distributors, we supply medical cannabis to private importers of our products. All international, non-cannabis revenues are derived from wholesale transactions in Spain, the U.K., Switzerland and Germany.
Management Fee Income
Management fee income represents revenue earned through management services agreements pursuant to which we provide professional services, including cultivation, processing and retail know-how, back-office administration, intellectual property licensing, real estate leasing services and lending facilities to medical and adult-use cannabis licensees. We recognize management fee income on a straight-line basis over the term of the related management service agreement. This revenue has been steadily declining, as we have ceased to provide management services for several entities, often as a result of acquiring such entities.
Cost of Goods Sold
Cost of goods sold is derived from production costs incurred as a result of our vertical cultivation and production of cannabis products, as well as wholesale purchases made from other domestically licensed producers in states within which we operate. Cost of goods sold includes the costs directly and indirectly attributable to the production of inventory and costs incurred in the cultivation and manufacture of finished cannabis goods, such as flower, concentrates and edibles. Such costs include, but are not limited to, material, labor, supplies, depreciation expense on production equipment, utilities and facilities costs associated with cultivation.

Gross Profit
Gross profit is revenue less cost of goods sold. We currently do not utilize all of our available production capacity as we have built operations ahead of current capacity needs in-line with our strategy around continued growth and in preparation for market expansion resulting from progressive legalization of adult-use cannabis throughout the U.S. on both a state-basis and federally. As such, we expect gross profit to increase over the foreseeable future as we increase the utilization of our available production capacity.
Operating Expenses
Operating expenses consist of costs for selling, general and administrative, share-based compensation as well as depreciation and amortization.
Selling, general and administrative expenses consists of costs for salaries and benefits, sales and marketing, rent and occupancy, travel, professional fees, office supplies and services and other general and administrative expenses, such as for insurance, director fees and new business development expenses.

Domestically, salaries and benefits expenses include non-cost-of-goods sold labor for each retail location and labor expenses for our corporate employees. We expect salaries and benefits to increase proportionally with each retail store opening, before leveling off as we scale our operations in each cannabis market. Internationally, salaries and benefits include non-cost-of-goods sold labor for our retail and wholesale operations in Europe and labor expenses for our corporate employees.

Domestically, sales and marketing expenses consist primarily of branding and marketing costs incurred to support our retail stores and product development expenses. We expect sales and marketing expenses to increase proportionally with each retail store opening. Internationally, sales and marketing expenses consist of marketing expenses incurred to support patient and doctor awareness of International Holdings’ medical cannabis products and are focused in two key markets, U.K. and Germany. We expect sales and marketing expenses to increase proportionally with market expansion and growth in our customer-base within existing markets.
Professional fees consist of costs incurred for accounting, legal and acquisition-related consulting needs. We expect professional fees to fluctuate as certain events and circumstances, such as acquisitions, arise.
Other Income (Expense), net
Other income (expense), net consists of interest income, interest expense and income and losses generated from gains and losses on our investments, gains and losses on the disposal of assets and liabilities, gains and losses on the extinguishment of debt, and impairment losses. Internationally, other income (expense), net also consists of gains and losses incurred as a result of mark-to-market revaluation of marketable securities that we hold.
Interest income
We earn interest income on notes receivable with various parties.
Interest expense
Interest expense consists of interest on outstanding borrowings under various promissory note agreements, amortization of debt discounts and deferred financing costs as well as imputed interest expense on our finance lease liabilities.
Income taxes
We file tax returns as prescribed by the tax laws of the jurisdictions in which we operate. In the normal course of business, the Company is subject to examination by federal, state and foreign jurisdictions, as applicable.
Domestically, certain of our operations are subject to Section 280E of the Internal Revenue Code (“Section 280E”). Section 280E prohibits businesses engaged in the trafficking of controlled substances (within the meaning of Schedule I and II of the federal Controlled Substances Act (21 U.S.C. § 811) (the “CSA”)) from deducting normal business expenses associated with the sale of said controlled substances, such as payroll and rent, from gross profit on their federal tax returns. As a result, Section 280E has a significant impact on our state-legal retail cannabis operations and a lesser impact on cultivation and manufacturing operations, since cannabis remains a Schedule I controlled substance for U.S. federal purposes. In addition, certain states that have legalized the use of cannabis have chosen to align their state tax regulations with Section 280E, which means in those states, we are also unable to deduct normal business expenses on our state tax returns. Businesses in the cannabis industry have higher effective tax rates than businesses in most other industries, as the application of Section 280E results in significantly more permanent differences between ordinary and normal business expenses deemed non-allowable. The effective tax rate of a business in the cannabis industry depends on how large its ratio of non-deductible expenses is to its total revenues.
SELECTED FINANCIAL INFORMATION
The following table sets forth selected financial information for the periods indicated that was derived from our financial statements relating to such periods and the respective accompanying notes prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). See “Results of Operations” for the three and nine months ended September 30, 2023 and 2022 herein for additional details.
The selected consolidated financial information set out below may not be indicative of Curaleaf’s future performance.

				Variance
	Three months ended			September 30, 2023 vs. June 30, 2023		September 30, 2023 vs. September 30, 2022
	September 30, 2023	June 30, 2023	September 30, 2022	$	%	$	%
Total revenue	$333,172	$335,550	$325,813	$(2,378)	(1)%	$7,359	2%
Cost of goods sold	183,120	187,788	158,120	(4,668)	(2)%	25,000	16%
Gross profit	150,052	147,762	167,693	2,290	2%	(17,641)	(11)%
Total operating expenses	134,839	152,039	135,179	(17,200)	(11)%	(340)	—%
Total other expense, net	(51,167)	(19,391)	(23,965)	(31,776)	(164)%	(27,202)	(114)%
Income tax expense	(34,880)	(41,997)	(49,972)	7,117	17%	15,092	30%
Net loss from continuing operations	(70,834)	(65,665)	(41,423)	(5,169)	(8)%	(29,411)	(71)%
Net loss from discontinued operations	(22,895)	(11,850)	(12,733)	(11,045)	(93)%	(10,162)	(80)%
Net loss	(93,729)	(77,515)	(54,156)	(16,214)	(21)%	(39,573)	(73)%
Loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.13)	$(0.11)	$(0.08)	$(0.02)	(18)%	$(0.05)	(63)%

			Variance
	Nine months ended September 30,		2023 vs. 2022
	2023	2022	$	%
Total revenue	$1,001,363	$935,232	$66,131	7%
Cost of goods sold	543,106	428,448	114,658	27%
Gross profit	458,257	506,784	(48,527)	(10)%
Total operating expenses	429,342	409,700	19,642	5%
Total other expense, net	(92,655)	(45,824)	(46,831)	(102)%
Income tax expense	(114,540)	(140,183)	25,643	(18)%
Net loss	(178,280)	(88,923)	(89,357)	(100)%
Loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.31)	$(0.17)	$(0.14)	(82)%

The following tables summarize revenue by segment:

				Variance
	Three months ended			September 30, 2023 vs. June 30, 2023		September 30, 2023 vs. September 30, 2022
	September 30, 2023	June 30, 2023	September 30, 2022	$	%	$	%
Domestic revenues:
Retail revenue	$267,666	$270,759	$255,546	$(3,093)	(1)%	$12,120	5%
Wholesale revenue	48,654	49,785	62,085	(1,131)	(2)%	(13,431)	(22)%
Management fee income	600	827	786	(227)	(27)%	(186)	(24)%
Total domestic revenues	$316,920	$321,371	$318,417	$(4,451)	(1)%	$(1,497)	—%

				Variance
	Three months ended			September 30, 2023 vs. June 30, 2023		September 30, 2023 vs. September 30, 2022
	September 30, 2023	June 30, 2023	September 30, 2022	$	%	$	%
International revenues:
Retail revenue	$5,566	$4,764	$2,674	$802	17%	$2,892	108%
Wholesale revenue	9,909	8,732	4,335	1,177	13%	5,574	129%
Management fee income	777	683	387	94	14%	390	101%
Total international revenues	$16,252	$14,179	$7,396	$2,073	15%	$8,856	120%

			Variance
	Nine months ended September 30,		2023 vs. 2022
	2023	2022	$	%
Domestic revenues:
Retail revenue	$805,628	$722,146	$83,482	12%
Wholesale revenue	150,506	187,606	(37,100)	(20)%
Management fee income	2,215	2,543	(328)	(13)%
Total domestic revenues	$958,349	$912,295	$46,054	5%

			Variance
	Nine months ended September 30,		2023 vs. 2022
	2023	2022	$	%
International revenues:
Retail revenue	$14,430	$6,918	$7,512	109%
Wholesale revenue	26,537	14,906	11,631	78%
Management fee income	2,047	1,113	934	84%
Total international revenues	$43,014	$22,937	$20,077	88%
The following table summarizes Total assets and Long-term financial liabilities as of September 30, 2023 and December 31, 2022:

	As of
	September 30, 2023	December 31, 2022
Total assets	$3,226,473	$3,427,668
Long-term liabilities	1,458,264	1,516,873

KEY QUARTERLY DEVELOPMENTS DURING THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2023
•During the quarter ended September 30, 2023, we committed to a planned closure of our operations in Kentucky and Michigan and of our adult-use operations in Maine. These planned closures represent a strategic shift that will have a major effect on our operations and financial results. These discontinued operations are a component of our domestic reportable segment.
•On July 1, 2023, the effective date of the legalization of adult-use cannabis in Maryland, we began adult-use cannabis sales at our four Maryland dispensaries.
•We signed an asset purchase agreement, effective July 1, 2023, for the sale of our operations in Oregon to Hotbox Farms LLC (“Hotbox Farms”). The sale, which remains subject to regulatory approval, is expected to be completed by December 31, 2023. In connection with this sale, we also signed a management services agreement with Hotbox Farms to provide certain administrative and operational support services and a licensing agreement to use certain of our intellectual property.
•On July 5, 2023, Terra Verde LDA, a wholly owned subsidiary of International Holdings, acquired the assets of Clever Leaves’ EU-GMP, a certified cannabis processing facility in Setubal, Portugal. The acquisition was structured as an asset purchase, including all equipment and lease rights to a processing and warehousing facility, for $2.7 million.
•Effective July 7, 2023, we began adult-use cannabis sales at our dispensary in Groton, Connecticut.
•Effective August 25, 2023, we entered into an asset-based revolving credit facility with East West Bank (“EWB”), under which we subsequently borrowed $6.5 million (the “Promissory Note”). The Promissory Note bears interest at a rate of 6% per annum, with interest payments due monthly, and has a maturity date of August 25, 2024.
KEY DEVELOPMENTS SUBSEQUENT TO SEPTEMBER 30, 2023 AND ON THE HORIZON
•On October 3, 2023, we announced the closing of our marketed offering of SVS for total gross proceeds to the Company of C$16.2 million. The SVS were offered in each of the Provinces of Canada, other than Québec, pursuant to a prospectus supplement dated September 28, 2023 to the Base Shelf Prospectus and in the U.S. on a private placement basis to “qualified institutional buyers” pursuant to exemptions from the registration requirements of the United States Securities Act of 1933, as amended, and applicable state securities laws.
•On October 10, 2023, we announced that we filed our application to list our SVS on the TSX (the “Potential Listing”). The listing of the SVS on the TSX remains subject to the review of the TSX and is contingent on the satisfaction of all listing and regulatory requirements. There is no assurance that the TSX will approve the listing application or that we will complete the Potential Listing as currently proposed.
•On October 12, 2023, the Company issued to the Tryke Acquisition seller 5,142,919 SVS as part of the installment consideration payment due on the first anniversary of the closing of acquisition, pursuant to the Membership Purchase Agreement, signed November 8, 2021, and amended on October 4, 2022.
•On October 13, 2023, the Company issued to the Four20 Pharma sellers 701,531 SVS as a “true up” payment due on the first anniversary of the closing of the Four20 Pharma acquisition in accordance with the Share Purchase Agreement, signed, August 8, 2022.

RESULTS OF OPERATIONS
The following tables summarize our results of operations for the three and nine months ended September 30, 2023 and 2022 as well as the three months ended June 30, 2023 (in thousands, unless otherwise indicated):

				Variance
	Three months ended			September 30, 2023 vs. June 30, 2023		September 30, 2023 vs. September 30, 2022
	September 30, 2023	June 30, 2023	September 30, 2022	$	%	$	%
Revenues:
Retail revenue	$273,233	$275,523	$258,220	$(2,290)	(1)%	$15,013	6%
Wholesale revenue	58,563	58,517	66,420	46	—%	(7,857)	(12)%
Management fee income	1,376	1,510	1,173	(134)	(9)%	203	17%
Total revenues	333,172	335,550	325,813	(2,378)	(1)%	7,359	2%
Cost of goods sold	183,120	187,788	158,120	(4,668)	(2)%	25,000	16%
Gross profit	150,052	147,762	167,693	2,290	2%	(17,641)	(11)%
Gross profit margin	45%	44%	51%		2%		(12)%
Total operating expenses	134,839	152,039	135,179	(17,200)	(11)%	(340)	—%
Income (loss) from operations	15,213	(4,277)	32,514	19,490	(456)%	(17,301)	(53)%
Total other expense, net	(51,167)	(19,391)	(23,965)	(31,776)	(164)%	(27,202)	(114)%
(Loss) income before provision for income taxes	(35,954)	(23,668)	8,549	(12,286)	(52)%	(44,503)	(521)%
Income tax expense	(34,880)	(41,997)	(49,972)	7,117	17%	15,092	30%
Net loss from continuing operations	(70,834)	(65,665)	(41,423)	(5,169)	(8)%	(29,411)	(71)%
Net loss from discontinued operations, net of tax(1)	(22,895)	(11,850)	(12,733)	(11,045)	(93)%	(10,162)	(80)%
Net Loss	(93,729)	(77,515)	(54,156)	(16,214)	(21)%	(39,573)	(73)%
Less: Net loss attributable to non-controlling interest	(1,382)	(3,250)	(2,767)	1,868	57%	1,385	(50)%
Net loss attributable to Curaleaf Holdings, Inc.	$(92,347)	$(74,265)	$(51,389)	$(18,082)	(24)%	$(40,958)	(80)%

(1) The nine months ended September 30, 2023 include pre-tax loss of $2.0 million on the sale of certain discontinued operations in Colorado (see Note 3 — Discontinued operations in the Interim Financial Statements).

			Variance
	Nine months ended September 30,		2023 vs. 2022
	2023	2022	$	%
Revenues:
Retail revenue	$820,057	$729,064	$90,993	12%
Wholesale revenue	177,043	202,512	(25,469)	(13)%
Management fee income	4,263	3,656	607	17%
Total revenues	1,001,363	935,232	66,131	7%
Cost of goods sold	543,106	428,448	114,658	27%
Gross profit	458,257	506,784	(48,527)	(10)%
Gross profit margin	46%	54%		(15)%
Total operating expenses	429,342	409,700	19,642	5%
Income from operations	28,915	97,084	(68,169)	(70)%
Total other expense, net	(92,655)	(45,824)	(46,831)	(102)%
(Loss) income before provision for income taxes	(63,740)	51,260	(115,000)	(224)%
Income tax expense	(114,540)	(140,183)	25,643	18%
Net loss from continuing operations	(178,280)	(88,923)	(89,357)	(100)%
Net loss from discontinued operations, net of tax(1)	(46,410)	(25,257)	(21,153)	(84)%
Net loss	(224,690)	(114,180)	(110,510)	(97)%
Less: Net loss attributable to non-controlling interest	(6,721)	(4,415)	(2,306)	(52)%
Net loss attributable to Curaleaf Holdings, Inc.	$(217,969)	$(109,765)	$(108,204)	(99)%

(1) The nine months ended September 30, 2023 include pre-tax loss of $2.0 million on the sale of certain discontinued operations in Colorado (see Note 3 — Discontinued operations in the Interim Financial Statements).

Comparison of the three and nine months ended September 30, 2023 and 2022
Revenue
Revenue for the three months ended September 30, 2023 was $333.2 million, an increase of $7.4 million, or 2%, compared to revenue of $325.8 million in the prior year comparable period.
Revenue for the nine months ended September 30, 2023 was $1.0 billion, an increase of $66.1 million, or 7%, compared to revenue of $935.2 million in the prior year comparable period.
Revenue for the three and nine months ended September 30, 2023 increased primarily due to the positive impact to our retail revenues resulting primarily from the Tryke acquisition completed subsequent to the prior year comparable periods (see the “Summary of Quarterly Results” section below for a listing of prior year acquisitions) and organic growth resulting from the opening of several new dispensaries in the U.S. and the commencement of adult-use sales in New Jersey, Maryland and Connecticut. Offsetting the increase in retail revenues between the comparable periods was the negative impact of market compression, market saturation supply and increased competition amongst wholesalers.
Cost of Goods Sold
Cost of goods sold for the three months ended September 30, 2023 was $183.1 million, an increase of $25.0 million, or 16%, compared to cost of goods sold of $158.1 million in the prior year comparable period.
Cost of goods sold for the nine months ended September 30, 2023 was $543.1 million, an increase of $114.7 million, or 27%, compared to cost of goods sold of $428.4 million in the prior year comparable period.
Cost of goods sold for the three and nine months ended September 30, 2023 increased from the prior year comparable periods in proportion to the increased revenues, discussed above. Additionally, cost of goods sold for the three and nine months ended September 30, 2023 was burdened by unabsorbed costs associated with capacity reduction in certain operational facilities and unfavorable inventory valuation adjustments.
Gross Profit
Gross profit for the three months ended September 30, 2023 was $150.1 million, or 45% of revenue, compared to $167.7 million, or 51%, of revenue, in the prior year comparable period.

Gross profit for the nine months ended September 30, 2023 was $458.3 million, or 46% of revenue, compared to $506.8 million, or 54%, of revenue, in the prior year comparable period.
The change in gross profit for the three and nine months ended September 30, 2023 from the comparable prior year periods is directly attributable to the drivers of the change in revenue and cost of goods sold, as discussed above.
Comparison of the three months ended September 30, 2023 to the three months ended June 30, 2023
Revenue
Revenue for the three months ended September 30, 2023 was $333.2 million, a decrease of $2.4 million, or 1%, compared to revenue of $335.6 million in the prior quarter. Offsetting the positive impacts to revenue of our commencement of adult-use sales in Maryland and expansion of adult-use sales in Connecticut during the current quarter are the negative impacts of market compression, market saturation and and increased competition amongst wholesalers.
Cost of Goods Sold
Cost of goods sold for the three months ended September 30, 2023 was $183.1 million, a decrease of $4.7 million, or 2%, compared to cost of goods sold of $187.8 million in the prior quarter. Cost of goods sold for the current quarter decreased from the prior quarter due to capacity reductions resulting in unabsorbed costs and unfavorable inventory valuation adjustments.
Gross Profit
Gross profit for the three months ended September 30, 2023 was $150.1 million, or 45%, of revenue, compared to $147.8 million, or 44%, of revenue in the prior quarter. The change in gross profit is directly attributable to the drivers of the change in cost of goods sold outlined above.
Total Operating Expenses

				Variance
	Three months ended			September 30, 2023 vs. June 30, 2023		September 30, 2023 vs. September 30, 2022
	September 30, 2023	June 30, 2023	September 30, 2022	$	%	$	%
Salaries and benefits	$48,106	$52,381	$53,531	$(4,275)	(8)%	$(5,425)	(10)%
Sales and marketing	12,431	10,850	9,717	1,581	15%	2,714	28%
Rent and occupancy	12,246	11,914	12,001	332	3%	245	2%
Travel	1,093	1,561	3,033	(468)	(30)%	(1,940)	(64)%
Professional fees	8,305	11,367	5,760	(3,062)	(27)%	2,545	44%
Office supplies and services	11,662	11,817	6,320	(155)	(1)%	5,342	85%
Other	3,277	8,823	11,370	(5,546)	(63)%	(8,093)	(71)%
Total selling, general, and administrative	97,120	108,713	101,732	(11,593)	(11)%	(4,612)	(5)%
Depreciation and amortization	31,497	37,079	28,251	(5,582)	(15)%	3,246	11%
Share-based compensation	6,222	6,247	5,196	(25)	—%	1,026	20%
Total operating expenses	$134,839	$152,039	$135,179	$(17,200)	(11)%	$(340)	—%

			Variance
	Nine months ended September 30,		2023 vs. 2022
	2023	2022	$	%
Salaries and benefits	$155,185	$161,226	$(6,041)	(4)%
Sales and marketing	32,668	26,968	5,700	21%
Rent and occupancy	36,616	35,885	731	2%
Travel	4,421	7,784	(3,363)	(43)%
Professional fees	30,991	23,292	7,699	33%
Office supplies and services	36,274	18,110	18,164	100%
Other	20,160	32,987	(12,827)	(39)%
Total selling, general, and administrative	316,315	306,252	10,063	3%
Depreciation and amortization	98,849	82,323	16,526	20%
Share-based compensation	14,178	21,125	(6,947)	(33)%
Total operating expenses	$429,342	$409,700	$19,642	5%
Comparison of the three and nine months ended September 30, 2023 and 2022
Total operating expenses for the three months ended September 30, 2023 were $134.8 million, a decrease of $0.3 million, or less than 1%, compared to $135.2 million from the prior year comparable period. Total operating expenses represented 40% of Total revenues in the three months ended September 30, 2023 compared to 41% of total revenues in the prior year comparable period. The expanse of our retail footprint from 128 retail dispensaries at September 30, 2022 to 146 at September 30, 2023 and growth through acquisitions completed subsequent to September 30, 2022 increased Office supplies and services expenses, Depreciation and amortization expense and Professional fees. Professional fees was also unfavorably impacted by increased accounting and legal fees. These increases were offset by reduced labor-related expenses and travel expense as a result of various cost savings initiatives implemented in 2023.
Total operating expenses for the nine months ended September 30, 2023 were $429.3 million, an increase of $19.6 million, or 5%, compared to $409.7 million for the prior year comparable period. Total operating expenses represented 43% of Total revenues in the nine months ended September 30, 2023 compared to 44% in the prior year comparable period. The change in Total operating expenses between the nine months ended September 30, 2023 and the prior comparable period was driven by the same factors discussed in the above paragraph.
Comparison of the three months ended September 30, 2023 to the three months ended June 30, 2023
Total operating expenses for the three months ended September 30, 2023 were $134.8 million, a decrease of $17.2 million, or 11%, compared to $152.0 million in the prior quarter. Operating expenses represented 40% of Total revenues in the three months ended September 30, 2023 and 45% of Total revenues in the three months ended June 30, 2023. The decrease in Total operating expenses from the prior quarter to the current quarter was primarily driven by equity awards granted in the prior quarter.
Total Other Income (Expense), net

				Variance
	Three months ended			September 30, 2023 vs. June 30, 2023		September 30, 2023 vs. September 30, 2022
	September 30, 2023	June 30, 2023	September 30, 2022	$	%	$	%
	As Restated	As Restated	As Restated
Interest income	$—	$—	$32	$—	—%	$(32)	(100)%
Interest expense	(13,078)	(13,961)	(14,456)	883	6%	1,378	10%
Interest expense related to lease liabilities and financial obligations	(10,503)	(10,660)	(10,611)	157	1%	108	1%
Loss on impairment	(24,790)	—	—	(24,790)	100%	(24,790)	100%
Other income, net	(2,796)	5,230	1,070	(8,026)	(153)%	(3,866)	(361)%
Total other (expense) income, net	$(51,167)	$(19,391)	$(23,965)	$(31,776)	(164)%	$(27,202)	(114)%

			Variance
	Nine months ended September 30,		2023 vs. 2022
	2023	2022	$	%
	As Restated	As Restated
Interest income	$23	$101	$(78)	(77)%
Interest expense	(40,128)	(41,626)	1,498	(4)%
Interest expense related to lease liabilities and financial obligations	(31,830)	(25,196)	(6,634)	(26)%
Loss on impairment	(24,790)	—	(24,790)	(100)%
Other income (expense), net	4,070	20,897	(16,827)	(81)%
Total other expense, net	$(92,655)	$(45,824)	$(46,831)	(102)%
Comparison of the three and nine months ended September 30, 2023 and 2022
Total other (expense) income, net for the three months ended September 30, 2023 was $51.2 million, an increase of $27.2 million, or 114%, compared to $24.0 million in the prior year comparable period.
Total other expense, net for the nine months ended September 30, 2023 was $92.7 million, an increase of $46.8 million, or 102%, compared to $45.8 million in the prior year comparable period.
The change in Total other (expense) income, net for both the three and nine months comparable periods is primarily attributable to the gains on investments recognized in prior year related to our acquisitions of Grassroots and EMMAC (as defined in our Annual Financial Statements), which was significantly higher than the gain on investments recognized in the current quarter related to our acquisition of Deseret Wellness LLC, partially offset by losses resulting from disposals of assets. In addition, Interest expense related to lease liabilities and financial obligations increased from the prior year comparable periods due to the financial obligations incurred to fund organic expansion of our existing cultivation and processing facilities in certain states as well as increases in our retail footprint with the opening of several new retail dispensaries subsequent to September 30, 2022.
Provision for Income Taxes
The Company recorded Income tax expense from continuing operations of $34.9 million for the three months ended September 30, 2023, a decrease of $15.1 million, or 30%, compared to $50.0 million for the prior year comparable period.
The Company recorded income tax expense from continuing operations of $114.5 million for the nine months ended September 30, 2023, a decrease of $25.6 million, or 18%, compared to $140.2 million for the prior year comparable period.
The decrease in income tax expense between the three and nine months ended September 30, 2023 and prior comparable periods was primarily due to a decrease in gross profit of certain of our subsidiaries that are subject to the restrictions of Internal Revenue Code Section 280E and the benefit of certain states decoupling from Internal Revenue Code Section 280E.
Net Loss from continuing operations
Net loss from continuing operations for the three months ended September 30, 2023 was $70.8 million, an increase of $29.4 million, or 71%, compared to Net loss from continuing operations of $41.4 million for the prior year comparable period.
Net loss from continuing operations for the nine months ended September 30, 2023 was $178.3 million, an increase of $89.4 million, or 100%, compared to Net loss from continuing operations of $88.9 million for the prior year comparable period.
The change in Net loss from continuing operations between the three and nine months ended September 30, 2023 and prior comparable periods is the result of the aggregate net impact of the aforementioned factors discussed in the “Results of Operations” section of this MD&A.
Net Loss from discontinued operations, net of tax
Net loss from discontinued operations, net of tax for the three months ended September 30, 2023 and 2022 was $22.9 million and $12.7 million, respectively, an increased loss of $10.2 million, or 80%.

Net loss from discontinued operations, net of tax for the nine months ended September 30, 2023 and 2022 was $46.4 million and $25.3 million, respectively, an increased loss of $21.2 million, or 84%.
Net loss from discontinued operations, net of tax for the three and nine months ended September 30, 2023 increased from prior comparable periods due to our decision in the first quarter of 2023 to exit operations and market the net assets of our operating entities in California, Colorado and Oregon and to our decision in the third quarter of 2023 to exit operations and market the net assets of our Michigan, Kentucky and Maine adult use operating entities. For the three and nine months ended September 30, 2023, we incurred restructuring-related expenses, such as losses from impairment of assets, in connection with recognizing our discontinued operations in the aforementioned locations.
Comparison of the three months ended September 30, 2023 to the three months ended June 30, 2023
Total Other Income (Expense), net
Total other (expense) income, net for the three months ended September 30, 2023 was $51.2 million, an increase in expense of $31.8 million, or 164%, compared to $19.4 million in the prior quarter. The change in Total other (expense) income, net is primarily due to the Gain on investment related to the acquisition of Deseret Wellness LLC recognized in the current quarter, partially offset by losses on disposal of assets and reductions in interest expense correlated to the maturity of the first Bloom Note (as defined herein) in the first quarter of 2023 and the debt modification of the second Bloom Note (as defined herein) due in 2024. See the “Liquidity Risk” section of this MD&A for further details.
Provision for Income Taxes
Income tax expense from continuing operations was $34.9 million for the three months ended September 30, 2023, a decrease of $7.1 million, or 17%, compared to Income tax expense from continuing operations of $42.0 million in the prior quarter. Income tax expense from continuing operations in the prior quarter was unfavorably impacted by a discrete item related to an increase in the tax rate on our U.K. deferred tax liabilities. Effective April 1, 2023 the U.K. increased its corporate tax rate from 19% to 25%.
Net Loss from continuing operations
Net loss from continuing operations for the three months ended September 30, 2023 was $70.8 million, an increase in Net loss from continuing operations of $5.2 million, or 8%, compared to a net loss of $65.7 million in the prior quarter. The increase in Net loss from continuing operations from prior quarter is the result of the aggregate net impact of the aforementioned factors discussed in the “Results of Operations” section of this MD&A.
Net Loss from discontinued operations, net of tax
Net loss from discontinued operations, net of tax for the three months ended September 30, 2023 was $22.9 million, an increase in Net loss from discontinued operations, net of tax of $11.0 million, or 93% compared to $11.9 million in the prior quarter. The increase in Net loss from discontinued operations, net of tax for the current quarter as compared to the prior quarter is due to our decision in the current quarter to additionally market the net assets of our operating entities in Kentucky and Michigan. Net loses from discontinued operations, net of tax include losses generated by the winding down of these operating entities and the impairment expense recognized to reduce the carrying values of these operating entities’ assets to fair value.
FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
Liquidity and Capital Resources
We need liquidity primarily to fund the working capital requirements of our operations, capital expenditures, acquisitions, debt service and for general corporate purposes. To date, our primary source of liquidity has been from funds generated by financing activities, including the private placement completed in connection with our reverse takeover transaction, the private placement of SVS completed in July 2020, the overnight marketed public offering of SVS completed in January 2021, the private placement of $475 million aggregate principal amount of senior secured notes due 2026 (the “Senior Secured Notes - 2026”) completed in December 2021, and the overnight marketed public offering of SVS completed on October 3, 2023. Our ability to fund our various liquidity needs depends on our future operating performance and resulting cash flows, which are subject to various micro economical and macro economical factors, such as prevailing economic conditions, some of which are beyond our control. For further details, see the “Financial Instruments and Financial Risk Management” section of our Annual MD&A and the “Risk Factors” section of our Annual Information Form.

As of September 30, 2023, we had $118.1 million of cash and cash equivalents and negative working capital (current assets minus current liabilities) of $72.4 million, compared to $163.2 million of cash and cash equivalents and $155.6 million of working capital as of December 31, 2022. The decrease of $244.7 million in working capital was primarily due to a decrease in cash on hand and an increase in accounts payable, offset by an increase in inventories and assets held for sale at September 30, 2023 as compared to December 31, 2022.
We also generate cash from our sales in the ordinary course of business and are investing capital in current operations and new acquisitions for the purpose of generating additional earnings in the long-term.
We expect that our cash on hand and cash flows from operations, along with private and/or public financings, will be adequate to meet our capital requirements and operational needs for the next 12 months.
Cash Flows
The following table summarizes the sources and uses of cash for each of the periods presented:

	Nine months ended September 30,		Variance
	2023	2022	$	%
Net cash provided by (used in) operating activities from:
Continuing operations(1)(2)	$94,274	$46,076	$48,198	105%
Discontinued operations(1)(2)	(21,293)	(11,772)	(9,521)	81%
Net cash provided by (used in) operating activities	72,981	34,304	38,677	113%
Net cash provided by investing activities from:
Continuing operations	(59,917)	(177,823)	117,906	66%
Discontinued operations	1,805	5,786	(3,981)	69%
Net cash used in investing activities	(58,112)	(172,037)	113,925	66%
Net cash (used in) provided by financing activities from:
Continuing operations	(70,153)	40,786	(110,939)	272%
Discontinued operations	—	(356)	356	100%
Net cash (used in) provided by financing activities	(70,153)	40,430	(110,583)	274%
Net decrease in cash and cash equivalents	$(55,284)	$(97,303)	$42,019	43%

(1) Net cash provided by (used in) operating activities from continuing operations and discontinued operations, respectively, for the three months ended March 31, 2023, as presented in our MD&A and Unaudited Condensed Interim Consolidated Financial Statements and accompanying notes as of and the for the three months ended March 31, 2023 and 2022 (together, the “Q1 2023 Results”), were overstated and understated, respectively, by $10.1 million.

Management determined that the misclassification of net cash from operating activities between continuing operations and discontinued operations (the “Q1 2023 Operating Cash Flow Misclassification”) was immaterial to the Q1 2023 Results and isolated to the Unaudited Condensed Interim Consolidated Statement of Cash Flow for the three months ended March 31, 2023. In addition, the Q1 2023 Operating Cash Flow Misclassification did not result in a change to total Net cash provided by operating activities or to Net decrease in cash for the three months ended March 31, 2023 as presented in the Q1 2023 Results. In addition, the Q1 2023 Operating Cash Flow Misclassification had no impact on the Unaudited Condensed Interim Consolidated Statement of Cash Flow for the nine months ended September 30, 2023 as presented in this MD&A and the Interim Financial Statements.

(2) Net cash provided by (used in) operating activities from continuing operations and discontinued operations, respectively, for the three months ended March 31, 2022, as presented in our Q1 2023 Results, were overstated and understated, respectively, by $28.5 million. In addition, Net cash used in investing activities from continuing operations and discontinued operations, respectively, for the three months ended March 31, 2022, as presented in our Q1 2023 Results, were understated and overstated, respectively, by $7.1 million.

Management determined that the misclassification of net cash from operating activities and net cash from investing activities between continuing operations and discontinued operations (the “Q1 2022 Cash Flows Misclassification”) was immaterial to the Q1 2023 Results and isolated to the Unaudited Condensed Interim Consolidated Statement of Cash Flow for the three months ended March 31, 2022. In addition, the Q1 2022 Cash Flows Misclassification did not result in a change to total Net cash provided by operating activities, total Net cash used in investing activities or Net decrease in cash for the three months ended March 31, 2022 as presented in the Q1 2023 Results. In addition, the Q1 2022 Cash Flows Misclassification had no impact on the Unaudited Condensed Interim Consolidated Statement of Cash Flow for the nine months ended September 30, 2023 as presented in this MD&A and the Interim Financial Statements.

Operating Activities
During the nine months ended September 30, 2023 and 2022, operating activities from continuing operations provided $94.3 million and $46.1 million of cash, respectively. For the nine months ended September 30, 2023, cash provided by operating activities from continuing operations was primarily attributable to income from operations, as adjusted for non-

recurring items, for the nine months ended September 30, 2023, partially offset by cash payments for taxes, operating lease liabilities and debt service during the period. During the nine months ended September 30, 2022, cash provided by operating activities from continuing operations was primarily attributable to income from operations, as adjusted for non-recurring items, for the nine months ended September 30, 2022, partially offset by decreased working capital.
During the nine months ended September 30, 2023 and 2022, operating activities from discontinued operations used $21.3 million and $11.8 million of cash, respectively as a result of cost saving measures and continued winding down of activities within our operating entities in California, Colorado and Oregon.
Investing Activities
During the nine months ended September 30, 2023 and 2022, investing activities from continuing operations used $59.9 million and $177.8 million, of cash, respectively. For the nine months ended September 30, 2023, cash used in investing activities from continuing operations was primarily attributable to purchases of property and equipment. During the nine months ended September 30, 2022, cash used in investing activities from continuing operations was primarily attributable to payments for the acquisitions of Bloom and Sapphire Medical Clinics Limited (“Sapphire”) and Clever Leaves and purchases of property and equipment offset by proceeds from the consolidation of acquisitions.
Financing Activities
For the nine months ended September 30, 2023 and 2022, financing activities from continuing operations used $70.2 million and provided $40.8 million, respectively, of cash. During the nine months ended September 30, 2023, cash used by financing activities was primarily attributable to principal payments on the Bloom Notes (as defined herein) and cash payments for sale leasebacks and finance lease liabilities, partially offset by cash proceeds from our asset-based revolving credit facility with East West Bank that became effective August 25, 2023. During the nine months ended September 30, 2022, cash provided by financing activities was primarily attributable to proceeds received from sales of certain real estate property and equipment through sale leaseback financing transactions.
SUMMARY OF QUARTERLY RESULTS
The following table presents a summary of our quarterly consolidated results inclusive of discontinued operations:

	Three months ended
	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021
Revenue	$340,179	$340,132	$343,853	$352,492	$339,726	$333,754	$310,370	$308,675
Cost of goods sold	197,528	197,883	188,600	274,392	177,905	154,894	150,120	161,950
Gross profit	142,651	142,249	155,253	78,100	161,821	178,860	160,250	146,725
Operating expenses	140,232	154,680	146,308	159,634	142,685	149,122	139,962	136,235
Other expense, net	(68,382)	(19,856)	(25,994)	(167,687)	(23,946)	(3,315)	(19,109)	(50,862)
Net loss	(93,729)	(74,492)	(56,469)	(262,749)	(54,156)	(21,762)	(38,264)	(75,500)
Less: Net (loss) income attributable to redeemable non-controlling interest	(1,382)	(3,250)	(2,089)	(2,418)	(2,767)	127	(1,775)	(2,541)
Net loss attributable to Curaleaf Holdings, Inc.	(92,347)	(71,242)	(54,380)	(260,331)	(51,389)	(21,889)	(36,489)	(72,959)
Loss per share - basic and diluted	$(0.13)	$(0.10)	$(0.07)	$(0.36)	$(0.07)	$(0.03)	$(0.05)	$(0.10)
Weighted average SVS outstanding - basic and diluted	725,319,477	719,269,057	718,117,628	715,796,271	709,638,533	709,965,526	708,897,273	707,450,310
The aforementioned quarterly results were significantly impacted by the acquisitions and dispositions that occurred in each quarter as well as organic growth.
During the year ended December 31, 2022, we completed the following acquisitions:
(i)Q1 2022: Bloom;
(ii)Q1 2022: Sapphire;
(iii)Q2 2022: Natural Remedy Patient Center, LLC;
(iv)Q3 2022: Pueblo West Organics;
(v)Q3 2022: Four20 Pharma GmbH;

(vi)Q3 2022: Broad Horizon Holdings, LLC; and
(vii)Q4 2022: Tryke Companies (dba Reef Dispensaries).
During the nine months ended September 30, 2023, we completed the acquisition of Deseret Wellness LLC.
During the nine months ended September 30, 2023, the Company completed a sale of certain discontinued operations in Colorado and recorded a pre-tax loss of $2.0 million.
Each acquisition completed during the year ended December 31, 2022, in combination with organic growth, resulted in higher revenues period-over-period; however, acquisitional growth did not outpace the reduction in wholesale revenue between the first quarter of 2022 and the third quarter of 2023.
OFF-BALANCE SHEET ARRANGEMENTS
As of September 30, 2023, we do not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on our results of operations or financial condition, including, and without limitation, such considerations as liquidity and capital resources.
RELATED PARTY TRANSACTIONS
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. We incurred the following transactions with our related parties during the three and nine months ended September 30, 2023 and 2022 and had the following outstanding related party payable balance as of September 30, 2023 and December 31, 2022:

	Related party transactions
	Three months ended September 30,		Nine months ended September 30,		Related party payable outstanding as of
Transaction	2023	2022	2023	2022	September 30, 2023	December 31, 2022
Consulting fees (1)	$403	$272	$801	$966	$—	$—
Travel and reimbursement (2)	—	23	45	346	—	—
Rent expense reimbursement (3)	—	18	—	54	—	—
Platform fees (4)	26	—	203	—	—	—
Senior Secured Notes - 2026 (5)	224	239	662	704	(10,000)	(10,000)
	$653	$552	$1,711	$2,070	$(10,000)	$(10,000)

(1) Consulting fees relate to real estate management and general advisory services provided by (i) Frontline Real Estate Partners, LLC, a company controlled by Mitchell Kahn, a Board Member, and in which Matt Darin, Chief Executive Officer, has a minority interest, as well as (ii) Measure 8 Venture Management, LLC, an investment company controlled by Boris Jordan, Executive Chairman and control person of the Company (including funds managed by such entity, “Measure 8”). There are on-going contractual commitments related to these transactions. The total consulting fees paid to Measure 8 were $0.3 million and $0.1 million for the three months ended September 30, 2023 and 2022, respectively, and were $0.3 million and $0.6 million for the nine months ended September 30, 2023 and 2022, respectively. The total consulting fees paid to Frontline Real Estate Partners, LLC were $0.1 million and $0.2 million for the three months ended September 30, 2023 and 2022, respectively, and $0.4 million and $0.4 million for the nine months ended September 30, 2023 and 2022, respectively.
(2) Travel and reimbursement relate to payments made to Measure 8 for reimbursements of certain expenses incurred. There are on-going contractual commitments related to these transactions.
(3) The Company recognized a rent expense credit for a sublease between Curaleaf NY LLC and Measure 8 and rent expense for a lease between GR Companies, Inc. and FREP Elm Place II, LLC, a company owned in part by Mr. Kahn. Both arrangements represent on-going contractual commitments based on executed leases.
(4) During the second quarter of 2023, Leaf Trade, Inc. (“Leaf Trade”) and SD Technologies (“Sweed”) completed a business combination and Measure 8 acquired a 6.8% stake in the holding company, High Tech Holdings, Inc. and received a seat on the board of directors. Leaf Trade provides Curaleaf with their B2B platform for Curaleaf’s Wholesale sector in exchange for fees to use the platform.
(5) Baldwin Holdings, LLC, in which Joseph F. Lusardi, the Company’s Executive Vice Chairman, and 3D Financial, in which Peter Derby, a Board Member, owns a direct equity interest, held $10 million and $2 million, respectively, of the total $475 million of Senior Secured Notes – 2026. The Company recognized interest expense related to the portion of the Senior Secured Notes - 2026 held by Baldwin Holdings, LLC. The Promissory Note – 2024, previously held by Baldwin Holdings, LLC and 3D Financial, was exchanged for Senior Secured Notes – 2026 as part of the private placement of Senior Secured Notes – 2026 completed by the Company in December 2021. As a result of this exchange, the Company repaid the notes, including interest and prepayment penalty. For the three and nine months ended September 30, 2022, the Company recognized interest expense under the Promissory Note - 2024. For the three and nine months ended September 30, 2023, the Company recognized interest expense under the Senior Secured Notes - 2026, some of which are attributable to Baldwin Holdings, LLC’s and 3D Financial’s direct equity interests. The Senior Secured Notes – 2026 held by Baldwin Holdings, LLC and 3D Financial contain certain repayment and interest components that represent on-going contractual commitments with this related party.

The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company's executive management team and management directors. Key management personnel compensation and other related party expenses for the three and nine months ended September 30, 2023 and 2022 are as follows:

	Three months ended September 30,		Nine months ended September 30,
Key management personnel compensation	2023	2022	2023	2022
Short-term employee benefits	$1,193	$1,158	$5,958	$3,527
Other long-term benefits	10	9	33	27
Share-based payments	2,980	2,070	7,600	3,745
	$4,183	$3,237	$13,591	$7,299
SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES, AND ASSUMPTIONS
The accompanying Interim Financial Statements have been prepared in accordance with U.S. GAAP. Our significant accounting policies and methods of application are described in Summary of significant accounting policies in the Annual Financial Statements. The Interim Financial Statements have been prepared to be consistent with those accounting policies.
The Interim Financial Statements should be read in conjunction with the Annual Financial Statements.
Discontinued operations
We classify items as discontinued operations in accordance with Accounting Standards Codification (“ASC”) 205 - Presentation of Financial Statements (“ASC 205”). A disposal of a component of an entity or group of components of an entity shall be reported in discontinued operations if the disposal represents a strategic shift that has, or will have, a major effect on an entity’s operations and financial results and meets the criteria for assets held for sale, is already disposed of by sale, or is disposed of other than by sale (i.e. via abandonment, distribution to owners in a spin off, etc.). To classify as an asset held for sale, the asset or disposal group must meet all of the following conditions: i) the asset is available for immediate sale in its present condition, ii) management is committed to a plan to sell, iii) an active program to locate a buyer and complete the plan has been initiated, iv) the asset is being actively marketed for sale at a sales price that is reasonable in relation to its fair value, v) the sale is highly probable within one year from the date of classification, and vi) actions required to complete the plan indicate that it is unlikely that the plan will be significantly changed or withdrawn. An asset held for sale is measured at the lower of its carrying amount or fair value less cost to sell unless the asset held for sale meets the exceptions as denoted by ASC 205. Fair value is the amount obtainable from the sale of the asset in an arm’s length transaction, less the costs of disposal. Once classified as held for sale, any depreciation and amortization cease to be recorded.
When we make the decision to sell an asset or group of assets and determine that the disposal qualifies as assets held-for-sale, we next assess whether the assets held-for-sale also qualify as a discontinued operation as outlined in ASC 205. When a component of the Company qualifies as discontinued operations, the results of the component are presented within Assets held for sale in the Condensed Interim Consolidated Balance Sheets, separately as Net income (loss) from discontinued operations in the Condensed Interim Consolidated Statements of Operations, and separately per each type of cash flow (Net cash provided by (used in) operating activities from discontinued operations, Net cash provided by (used in) financing activities from discontinued operations and Net cash provided by (used in) investing activities from discontinued operations) in the Condensed Interim Consolidated Statements of Cash Flows. Additionally, the summarized results of discontinued operations and the major classes of assets and liabilities are disclosed in Note 3 — Discontinued operations in our Interim Financial Statements).
During the nine months period ended September 30, 2023, the Company completed a sale of certain discontinued operations in Colorado and recorded a pre-tax loss of $2.0 million.
Summary of significant accounting policies
There have been no changes to our significant accounting policies as described in Note 2 — Basis of presentation in our Annual Financial Statements.

SUMMARY OF OUTSTANDING SHARE DATA
The Company had the following securities issued and outstanding as of November 8, 2023:

Securities	Number of Shares
Issued and Outstanding:
Multiple Voting Shares	93,970,705
Subordinate Voting Shares	640,232,160
Restricted Share Units	7,714,473
Stock Options	29,001,596
FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT
Our financial instruments consist of cash, restricted cash, cash equivalents, notes receivable, accounts payable, accrued expenses and long-term debt. The fair values of cash, restricted cash, cash equivalents, notes receivable, accounts payable, and accrued expenses approximate their carrying values due to the relatively short-term to maturity. The carrying value of our long-term notes payable at the effective interest rate approximates fair value.
Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3 – Inputs for the asset or liability that are not based on observable market data.
Our assets measured at fair value on a nonrecurring basis include investments, long-lived assets, indefinite-lived intangible assets and goodwill. We review the carrying amounts of such assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable, or at least annually as of December 31, for indefinite-lived intangible assets and goodwill. Any resulting asset impairments would result in the asset being remeasured and recorded at fair value. The fair value remeasurements of such assets are classified within Level 3 of the fair value hierarchy.
Financial Risk Management
We are exposed in varying degrees to a variety of financial instrument related risks. Our risk exposures and the impact on our financial instruments are summarized below:
Credit Risk
Credit risk is the risk of a potential loss to us if a customer or third party to a financial instrument fails to meet its contractual obligations and arises principally from our notes and accounts receivable. The maximum credit exposure at September 30, 2023 and 2022 equates to the aggregate carrying amounts of cash and cash equivalents, accounts receivable and notes receivable. We do not have significant credit risk with respect to our customers. All of our cash, restricted cash and cash equivalents are placed with major U.S. financial institutions and are insured by the Federal Deposit Insurance Corporation up to $250,000 per banking institution.
We provide credit to our wholesale and MSA customers in the normal course of business and have established processes to mitigate credit risk. The trade accounts receivable balances reported in the Condensed Interim Consolidated Balance Sheets are net of allowances for credit losses, estimated by management based on historical experience and management’s assessment of the current economic environment. We review our trade accounts receivable regularly; if management determines a trade account receivable may not be fully collectible, we record any adjustments to the allowance for credit losses necessary to reduce the trade account receivable balance to the expected realizable value. We apply ASC 310 – Receivables for the measurement of expected credit losses, which uses an expected loss allowance model for all trade receivables. We have not adopted standardized credit policies; instead we assess the creditworthiness of our customers on a customer-by-customer basis to minimize customer-based credit risks.

Liquidity Risk
Liquidity risk is the risk that we will not be able to meet its financial obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure and with the intent of ensuring that we will have sufficient liquidity to settle our obligations and liabilities as they become due.
In December 2021, we closed a private placement of Senior Secured Notes - 2026 and received aggregate gross proceeds of $475 million. The Senior Secured Notes - 2026 bear interest on the unpaid principal amount at a rate of 8% per annum, compounded semi-annually and payable in arrears on June 15 and December 15 of each year during the term of the Senior Secured Notes - 2026; the first of which was paid on June 15, 2022. The Note Indenture governing the Senior Secured Notes - 2026 contains numerous positive and negative covenants of the Company. If we breach any of these covenants, the trustee may, under certain circumstances, accelerate the maturity of the principal amount then-outstanding or exercise the right to realize on the underlying collateral. Any breach of these covenants could have a material adverse impact on our financial position. On August 25, 2023, we entered into a $6.5 million revolving line of credit loan with East West Bank. The loan has a fixed interest interest rate of 6% and matures on August 25, 2024.
Bloom acquisition
In connection with the Bloom acquisition, we issued three secured promissory notes to the former Bloom owners in the aggregate of $160 million that mature over three years (the “Bloom Notes”). The first and second Bloom Notes each total $50 million with maturities dates in January 2023 and 2024, and each bear interest at the rate of 6% per annum with interest payments due quarterly.
The final set of promissory notes are convertible promissory notes with a principal amount totaling $60 million, which mature in January 2025 and bear interest at a rate of 4% per annum. Interest payments are not required until maturity, at which time the entire then-outstanding principal balance and accrued interest will be due. At the option of the former owners of Bloom, payment of the third set of promissory notes can occur through the issuance of SVS at maturity.
There are no prepayment penalties on the Bloom Notes.
In April 2023, we and the former owners of Bloom executed a settlement agreement whereby the future principal payments of the Bloom Notes were reduced by $10 million. We settled in full the $50 million note due January 2023 for $44 million. The remaining principal reduction of $4 million was applied to the $50 million note due January 2024.
Tryke Acquisition
On October 4, 2022, the Company completed the acquisition of Tryke Companies, a privately held, vertically integrated, multi-state cannabis operator, upon which the Company took ownership of six highly trafficked dispensaries under the Reef brand, with two retail stores in Arizona and four in Nevada, including the Phoenix metropolitan area, Las Vegas strip, and North Las Vegas.
The transaction consideration included an initial payment at closing of $10.0 million in cash and 2.7 million SVS and additional cash and shares consideration of $75.0 million and 16.5 million SVS, to be issued and paid in three installments on the first, second and third anniversaries of the closing to TH Find I, LLC (the “Tryke Seller”), which consists of:
•$25 million and 5,142,919 SVS, which were paid and issued to the Tryke Seller on October 12, 2023;
•$25 million and 5,666,667 SVS payable and issuable within three (3) business days following the second anniversary of the closing of the Tryke Acquisition; and
•$25 million and 5,666,667 SVS payable and issuable within three (3) business days following the third anniversary of the closing of the Tryke Acquisition
Market Risk
Currency Risk
While our operating results and financial position are reported in U.S. dollars, some of our financial transactions have been and may be denominated in currencies other than the U.S. dollar. As such our operating results are subject to currency transaction and translation risks.

As of September 30, 2023 and 2022, we had no hedging agreements in place with respect to foreign exchange rates. We have not entered into any agreements or purchased any instruments to hedge possible currency risks at this time, nor do we believe that any additional steps are currently warranted to mitigate currency risk due to the relative stability of foreign currencies in which we transact as well as the immateriality of our foreign currency transactions.
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. Our notes receivable and financial debts have fixed rates of interest and are carried at amortized cost; changes to the rates of interest and/or amortized cost would require a modification to an underlying agreement. We do not account for any fixed-rate financial assets or financial liabilities at fair value, therefore, a change in interest rates at the reporting date would not affect our profit or loss for the periods reported.
REGULATORY ENVIRONMENT: ISSUERS WITH UNITED STATES CANNABIS-RELATED ASSETS
In accordance with Staff Notice 51-352, below is a discussion of the current federal and state-level U.S. regulatory regimes in those U.S. states where the Company is currently directly and indirectly involved, through its subsidiaries and investments, in the cannabis industry.
In accordance with Staff Notice 51-352, the Company evaluates, monitors and reassesses this disclosure, and any related risks, on an ongoing basis and the same will be supplemented, amended and communicated to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding the cannabis industry. Any non-compliance, citations or notices of violation which may have an impact on the Company’s licenses, business activities, or operations will be promptly disclosed by the Company.
The Company derives its revenues from the cannabis industry in certain states of the U.S., and the industry is illegal under U.S. federal law.
The Company is involved (through its licensed subsidiaries) in the cannabis industry in the U.S. where local state laws permit such activities. Currently, its subsidiaries and managed entities are directly engaged in the cultivation, manufacture, processing, sale and distribution of cannabis and hold licenses in the adult-use and/or medicinal cannabis marketplace in the states of Arizona, Connecticut, Florida, Illinois, Kentucky (hemp only), Maine, Maryland, Massachusetts, Michigan, Missouri, Nevada, New Jersey, New York, North Dakota, Ohio, Pennsylvania, Utah, and Vermont. The Company has also partnered with an accredited medical school and obtained a “clinical registrant” license in Pennsylvania. In addition, the Company is involved (through management services which include the use of the “Curaleaf” brand and retail and cultivation and production operations, human resources, finance and accounting, marketing, sales, legal and compliance support services) in both the adult-use and medical cannabis industry in the states of Maine.
The Company’s Statement of Financial Position and Operating Statement Exposure to U.S. Cannabis Related Activities
As of the date of this MD&A, the majority of the Company’s business was directly derived from U.S. cannabis-related activities. As such, the Company’s statement of Condensed Interim Consolidated Balance Sheets and Condensed Interim Consolidated Statements of Operations exposure to U.S. is comprised primarily of cannabis-related activities.
U.S. Federal Overview
The Controlled Substances Act
The U.S. federal government regulates drugs through the CSA, which places controlled substances, including cannabis, in one of five different schedules. Cannabis, except hemp containing less than 0.3% (on a dry weight basis) of the psychoactive ingredient in cannabis, is classified as a Schedule I drug. As a Schedule I drug, the federal U.S. Drug Enforcement Agency considers cannabis to have a high potential for abuse, no currently accepted medical use in treatment in the U.S., and a lack of accepted safety for use of the drug under medical supervision1. The classification of cannabis as a Schedule I drug is inconsistent with what the Company believes to be many valuable medical uses for cannabis accepted by physicians, researchers, patients, and others. As evidence of this, the FDA on June 25, 2018, approved Epidiolex an oral solution with an active ingredient, CBD, that is derived from the cannabis plant for the treatment of seizures associated with two rare and severe forms of epilepsy, Lennox-Gastaut syndrome and Dravet syndrome, in patients two years of age and older. Epidiolex was initially placed on Schedule V, the least restrictive schedule of the CSA. On April 6, 2020, the DEA removed Epidiolex entirely from the CSA. This is the first FDA-approved drug that contains a purified drug substance derived from the cannabis plant. CB
121 U.S.C. 812(b)(1).

D is a chemical component of cannabis that does not contain the intoxicating properties of tetrahydrocannabinol (“THC”), the primary psychoactive component of cannabis2. The Company believes the CSA categorization as a Schedule I drug is not reflective of the medicinal properties of cannabis or the public perception thereof, and numerous studies show cannabis is not able to be abused in the same way as other Schedule I drugs, has medicinal properties, and can be safely administered3.
The federal position is also not necessarily consistent with democratic approval of cannabis at the state government level in the U.S. Unlike in Canada, which has federal legislation uniformly governing the cultivation, distribution, sale and possession of cannabis under the Cannabis Act, S.C. 2018, c. 16, (Canada) and the Cannabis for Medical Purposes Regulations, cannabis is largely regulated at the state and local level in the U.S. state laws regulating cannabis conflict with the CSA, which makes cannabis use and possession federally illegal. Although certain states and territories of the U.S. authorize medical or adult-use cannabis production and distribution by licensed or registered entities, under U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal, and any such acts are criminal acts. Although the Company’s activities are compliant with applicable state and local laws, strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under U.S. federal law nor provide a defense to federal criminal charges that may be brought against the Company. The Supremacy Clause of the U.S. Constitution establishes that the U.S. Constitution and federal laws made pursuant to it are paramount and, in case of conflict between federal and state law, federal law shall apply.
Nonetheless, 47 U.S. states, the District of Columbia, and the territories of Puerto Rico, the U.S. Virgin Islands, Guam, and the Northern Mariana Islands have legalized some form of cannabis for medical use, while 23 states and the District of Columbia have legalized the adult-use of cannabis for recreational purposes. As more and more states legalized medical and/or adult-use cannabis, the federal government attempted to provide clarity on the incongruity between federal prohibition under the CSA and these state-legal regulatory frameworks. Notwithstanding the foregoing, cannabis remains illegal under U.S. federal law, with cannabis listed as a Schedule I drug under the CSA.
Until 2018, the federal government provided guidance to federal law enforcement agencies and banking institutions regarding cannabis through a series of memoranda from the Department of Justice (“DOJ”). The most recent such memorandum was drafted by former Deputy Attorney General James Cole on August 29, 2013 (the “Cole Memorandum”)4. The Cole Memorandum offered guidance to federal enforcement agencies as to how to prioritize civil enforcement, criminal investigations and prosecutions regarding cannabis in all states, and acknowledged that, notwithstanding the designation of cannabis as a Schedule I controlled substance at the federal level, several states have enacted laws authorizing the use of cannabis. The Cole Memorandum also noted that jurisdictions that have enacted laws legalizing cannabis in some form have also implemented strong and effective regulatory and enforcement systems to control the cultivation, processing, distribution, sale and possession of cannabis. As such, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. The Cole Memorandum was seen by many state-legal cannabis companies as a safe harbor for their licensed operations that were conducted in full compliance with all applicable state and local regulations. However, on January 4, 2018, former U.S. Attorney General Jeff Sessions rescinded the Cole Memorandum. In the absence of a uniform federal policy, U.S. Attorneys with state-legal cannabis programs within their jurisdictions are responsible for establishing enforcement priorities for their respective offices. For instance, Andrew Lelling, a former U.S. Attorney for the District of Massachusetts, stated that while his office would not immunize any businesses from federal prosecution, he anticipated focusing the office’s cannabis enforcement efforts on: (1) overproduction; (2) targeted sales to minors; and (3) organized crime and interstate transportation of drug proceeds. Other U.S. attorneys provided less assurance, promising to enforce federal law, including the CSA in appropriate circumstances.
Following his election, President Biden appointed Merrick Garland to serve as the U.S. Attorney General. While Attorney General Garland indicated in his confirmation hearing that he did not feel that enforcement of the federal cannabis prohibition against state-licensed business would not be a priority target of Department of Justice resources, no formal enforcement policy has been issued to date. There is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the U.S. congress (“Congress”) amends the CSA with respect to
2Cannabis containing THC is more commonly referred to in state laws and regulations as marijuana. Unless otherwise noted herein, we use cannabis and marijuana interchangeably.
3See Lachenmeier, DW & Rehm, J. (2015). Comparative risk assessment of alcohol, tobacco, cannabis and other illicit drugs using the margin of exposure approach. Scientific Reports, 5, 8126. doi: 10.1038/srep08126; see also Thomas, G & Davis, C. (2009). Cannabis, Tobacco and Alcohol Use in Canada: Comparing risks of harm and costs to society. Visions Journal, 5. Retrieved from http://www.heretohelp.bc.ca/sites/default/files/visions_cannabis.pdf; see also Jacobus et al. (2009). White matter integrity in adolescents with histories of marijuana use and binge drinking. Neurotoxicology and Teratology, 31, 349-355. https://doi.org/10.1016/j.ntt.2009.07.006; Could smoking pot cut risk of head, neck cancer? (2009 August 25). Retrieved from https://www.reuters.com/article/us-smoking-pot/could-smoking-pot-cut-risk-of-head-neck-cancer-idUSTRE57O5DC20090825; Watson, SJ, Benson JA Jr. & Joy, JE. (2000). Marijuana and medicine: assessing the science base: a summary of the 1999 Institute of Medicine report. Arch Gen Psychiatry Review, 57, 547-552. Retrieved from https://www.ncbi.nlm.nih.gov/pubmed/10839332; see also Hoaken, Peter N.S. & Stewart, Sherry H. (2003). Drugs of abuse and the elicitation of human aggressive behavior. Addictive Behaviours, 28, 1533-1554. Retrieved from http://www.ukcia.org/research/AgressiveBehavior.pdf; and see also Fals-Steward, W., Golden, J. & Schumacher, JA. (2003). Intimate partner violence and substance use: a longitudinal day-to-day examination. Addictive Behaviors, 28, 1555-1574. Retrieved from https://www.ncbi.nlm.nih.gov/pubmed/14656545.
4See James M. Cole, Memorandum for all United States Attorneys re: Guidance Regarding Marijuana Enforcement (Aug. 29, 2013), available at https://www.justice.gov/iso/opa/resources/3052013829132756857467.pdf.

cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current U.S. federal law.
As an industry best practice, despite the rescission of the Cole Memorandum, the Company abides by the following standard operating policies and procedures:
1.Ensure that its operations are compliant with all licensing requirements as established by the applicable state, county, municipality, town, township, borough, and other political/administrative divisions;
2.Ensure that its cannabis related activities adhere to the scope of the licensing obtained (for example: in the states where cannabis is permitted only for adult-use, the products are only sold to individuals who meet the requisite age requirements);
3.Implement policies and procedures to ensure that cannabis products are not distributed to minors;
4.Implement policies and procedures to ensure that funds are not distributed to criminal enterprises, gangs or cartels;
5.Implement an inventory tracking system and necessary procedures to ensure that such compliance system is effective in tracking inventory and preventing diversion of cannabis or cannabis products into those states where cannabis is not permitted by state law, or across any state lines in general;
6.Ensure that its state-authorized cannabis business activity is not used as a cover or pretense for trafficking of other illegal drugs, is engaged in any other illegal activity or any activities that are contrary to any applicable anti-money laundering statutes; and
7.Ensure that its products comply with applicable regulations and contain necessary disclaimers about the contents of the products to prevent adverse public health consequences from cannabis use and prevent impaired driving.
In addition, the Company conducts background checks to ensure that the principals and management of its operating subsidiaries are of good character, have not been involved with other illegal drugs, engaged in illegal activity or activities involving violence, or use of firearms in cultivation, manufacturing or distribution of cannabis. The Company will also conduct ongoing reviews of the activities of its cannabis businesses, the premises on which they operate and the policies and procedures that are related to possession of cannabis or cannabis products outside of the licensed premises, including the cases where such possession is permitted by regulation. See “Compliance and Monitoring” section herein for additional details.
One legislative safeguard for the medical cannabis industry remains in place: Congress has passed a so-called “rider” provision in the FY 2015, 2016, 2017, 2018, 2019, 2020 and 2021 Consolidated Appropriations Acts to prevent the federal government from using congressional appropriations funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law. The rider is known as the “Rohrabacher-Farr” Amendment after its original lead sponsors (it is also sometimes referred to as the “Rohrabacher-Blumenauer” or “Joyce-Leahy” Amendment, but it is referred to in this MD&A as the “Rohrabacher-Farr Amendment”). The Rohrabacher-Farr Amendment was included in the Consolidated Appropriations Act, 2023 signed into law by President Biden on December 29, 2022. The Rohrabacher-Farr Amendment will remain in effect through the fiscal year, which ends September 30, 2023. There is no guarantee that the Rohrabacher-Farr Amendment will be included in the omnibus appropriation package or a continuing budget resolution once the current spending bill expires.
On October 6, 2022, President Biden announced a series of marijuana-related initiatives. Included amongst them was a directive to the Secretary of Health and Human Services (“HHS”) and the Attorney General “to initiate the administrative process to review expeditiously how marijuana is scheduled under federal law. Federal law currently classifies marijuana in Schedule I of the Controlled Substances Act, the classification meant for the most dangerous substances.” This administrative review is conducted by the FDA and the DEA. On August 29, 2023, Rachel L. Levine, Assistant Secretary for Health in HHS sent the agency’s recommendation for marijuana rescheduling to Anne Milgram, Administrator of the DEA. It is unclear exactly what the substance of the recommendation was or when the DEA will complete its respective reviews nor is it clear whether the reviews of the HHS proposed reclassification or the what the outcome of that review will be.

On December 2, 2022, President Biden signed into law H.R. 8454, the “Medical Marijuana and Cannabidiol Research Expansion Act,” (the “Research Expansion Act”) which establishes a new registration process for conducting research on marijuana and for manufacturing marijuana products for research purposes and drug development. The Research Expansion Act is the first piece of standalone federal cannabis reform legislation in U.S. history. Among other things, the Research Expansion Act; (i) directs the DEA to register practitioners to conduct cannabis and CBD research and manufacturers to supply cannabis for research purposes; (ii) expressly allows the DEA to register manufacturers and distributors of cannabis or CBD for the purposes of commercial production of a drug approved by the FDA; (iii) requires the DEA to assess whether there is an adequate and uninterrupted supply of cannabis for research purposes; (iii) permits registered entities to manufacture, distribute, dispense, or possess cannabis or CBD for purposes of medical research; (iv) clarifies that physicians do not violate the CSA when they discuss the potential harms and benefits of cannabis and CBD with patients; and (v) directs the DHHS to coordinate with the National Institutes of Health and other agencies to report on the “therapeutic potential” of cannabis for conditions such as epilepsy, and the impact of cannabis on adolescent brain development.
Nevertheless, for the time being, cannabis remains a Schedule I controlled substance at the federal level. The federal government of the U.S. has always reserved the right to enforce federal law regarding the sale and disbursement of medical or adult-use cannabis, even if state law sanctions such sale and disbursement. If the U.S. federal government begins to enforce U.S. federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, the Company’s business, results of operations, financial condition and prospects could be materially adversely affected.
There is a growing consensus among cannabis businesses and numerous members of Congress that prosecutorial discretion is not law and temporary legislative riders, such as the Rohrabacher-Farr Amendment, are an inappropriate way to protect lawful medical cannabis businesses. Numerous bills have been introduced in Congress in recent years to decriminalize aspects of state-legal cannabis trades. The Company has observed that each year more congressmen and congresswomen sign on and co-sponsor cannabis legalization bills. In light of all this, it is anticipated that the federal government will eventually repeal the federal prohibition on cannabis and thereby leave the states to decide for themselves whether to permit regulated cannabis cultivation, production and sale, just as states are free today to decide policies governing the distribution of alcohol or tobacco.
The most comprehensive proposal for reform of federal legislation on cannabis was introduced on July 21, 2022, by U.S. Senate Majority Leader Chuck Schumer (D-NY) along with Cory Booker (D-NJ), and Ron Wyden (D-OR) when they filed the Cannabis Administration and Opportunity Act (the “CAOA”). The CAOA would have removed cannabis from Schedule 1 of the CSA, which would permit its decriminalization and allow the expungement of federal non-violent cannabis crimes. The CAOA would also have imposed a federal tax on cannabis of 10% in its first year of enactment, eventually increasing to 25% in 5% increments. The taxes raised would be used to petition fund programs to benefit communities disproportionately impacted by the “War on Drugs”.
The CAOA would have enshrined the current state cannabis licensing regimes but introduces additional federal permitting of cannabis wholesalers. Regulatory responsibility for cannabis control would be transferred from the Drug Enforcement Administration (DEA) to the Alcohol and Tobacco Tax and Trade Bureau (TTB), the Bureau of Alcohol Tobacco Firearms and Explosives (ATF).
The filing of the CAOA by Democratic congressional leaders in the 117th Congress represented a significant milestone in the move toward federal legalization of cannabis. While the CAOA suggested that legalization may come with significant federal tax burden, federal legalization will also bring long-awaited benefits to the industry of the removal of the Section 280E tax burden, clarity as to the status of state-licensed cannabis businesses, broad access to the banking and card payment system, increased availability, and reduced cost, of capital. The CAOA failed to pass the 117th Congress.
Another bill, the Marijuana Opportunity Reinvestment and Expungement (the “MORE Act”), proposed in the U.S. House of Representatives would have decriminalized and de-scheduled cannabis from the CSA, provide for reinvestment in certain persons adversely impacted by the “War on Drugs,” and provide for expungement of certain cannabis offenses, among other things. The MORE Act passed U.S. House of Representatives on April 1, 2022, but was not taken up in the Senate before the end of the 117th Congress.
There can be no assurance that the CAOA, the MORE Act or similar comprehensive legislation that would de-schedule cannabis and de-criminalize will be passed in the near future or at all. If such legislation is passed, there is no guarantee that it will include provisions that preserve the current state-based cannabis programs under which the Company’s subsidiaries operate or that such legislation will otherwise be favorable the Company and its business.
Money Laundering Laws
Under U.S. federal law, it may potentially be a violation of federal money laundering statutes for financial institutions to take any proceeds from the sale of any Schedule I controlled substance. Due to the CSA categorization of marijuana as a Schedule I drug, federal law makes it illegal for financial institutions that depend on the Federal Reserve’s money transfer system to take any proceeds from marijuana sales as deposits. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses under the U.S. Currency and Foreign Transactions Reporting Act of 1970 (the “Bank Secrecy Act”). Therefore, under the Bank Secrecy Act, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be charged with money laundering or conspiracy.
While there has been no change in U.S. federal banking laws to accommodate businesses in the large and increasing number of U.S. states that have legalized medical and/or adult-use marijuana, in 2014, the Department of the Treasury Financial Crimes Enforcement Network (“FinCEN”) issued guidance to prosecutors of money laundering and other financial crimes (the “FinCEN Guidance”) and notified banks that it would not seek enforcement of money laundering laws against banks that service cannabis companies operating under state law, provided that strict due diligence and reporting standards are met. The FinCEN Guidance advised prosecutors not to focus their enforcement efforts on banks and other financial institutions that serve marijuana-related businesses so long as that business is legal in their state and none of the federal enforcement priorities referenced in the Cole Memorandum are being violated (such as keeping marijuana away from children and out of the hands of organized crime). The FinCEN Guidance also clarifies how financial institutions can provide services to marijuana-related businesses consistent with their Bank Secrecy Act obligations, including thorough customer due diligence, but makes it clear that they are doing so at their own risk. The customer due diligence steps include:
1.Verifying with the appropriate state authorities whether the business is duly licensed and registered;
2.Reviewing the license application (and related documentation) submitted by the business for obtaining a state license to operate its marijuana-related business;
3.Requesting from state licensing and enforcement authorities available information about the business and related parties;
4.Developing an understanding of the normal and expected activity for the business, including the types of products to be sold and the type of customers to be served (e.g., medical versus adult-use customers);
5.Ongoing monitoring of publicly available sources for adverse information about the business and related parties;
6.Ongoing monitoring for suspicious activity, including for any of the red flags described in this guidance; and
7.Refreshing information obtained as part of customer due diligence on a periodic basis and commensurate with the risk.
With respect to information regarding state licensure obtained in connection with such customer due diligence, a financial institution may reasonably rely on the accuracy of information provided by state licensing authorities, where states make such information available.
Because most banks and other financial institutions are unwilling to provide any banking or financial services to cannabis businesses, these businesses can be forced into becoming “cash-only” businesses. While the FinCEN Guidance decreased some risk for banks and financial institutions considering serving the industry, in practice it has not increased banks’ willingness to provide services to cannabis businesses, and most banks continue to decline to operate under the strict requirements provided under the FinCEN Guidance. This is because, as described above, the current law does not provide banks immunity from prosecution, and it also requires banks and other financial institutions to undertake time-consuming and costly due diligence on each cannabis business they accept as a customer.
The few state-chartered banks and/or credit unions that have agreed to work with marijuana businesses are limiting those accounts to small percentages of their total deposits to avoid creating a liquidity risk. Since, theoretically, the federal government could change the banking laws as it relates to marijuana businesses at any time and without notice, these state-charted banks and credit unions must keep sufficient cash on hand to be able to return the full value of all deposits from marijuana businesses in a single day, while also keeping sufficient liquid capital on hand to serve their other customers. Those state-chartered banks and credit unions that do have customers in the marijuana industry charge marijuana businesses high fees to pass on the added cost of ensuring compliance with the FinCEN Guidance. Unlike the Cole Memorandum, however, the FinCEN Guidance from 2014 has not been rescinded.
The former Secretary of the U.S. Department of the Treasury, Steven Mnuchin, publicly stated that he did not have a desire to rescind the FinCEN Guidance.5 The current Secretary of the Treasury, Janet Yellen, has not yet articulated an official position of the U.S. Department of the Treasury with regard to the FinCEN Guidance and thus as an industry best practice and consistent with its standard operating procedures, the Company adheres to all customer due diligence steps in the FinCEN Guidance.
In both Canada and the U.S., transactions involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatory landscape. Indeed, the ability of retail customers to pay for their purchases of the
5Angell, Tom. (2018 February 6). Trump Treasury Secretary Wants Marijuana Money In Banks, available at https://www.forbes.com/sites/tomangell/2018/02/06/trump-treasury-secretary-wants-marijuana-money-in-banks/#2848046a3a53; see also Mnuchin: Treasury is reviewing cannabis policies. (2018 February 7), available at http://www.scotsmanguide.com/News/2018/02/Mnuchin--Treasury-is-reviewing-cannabis-policies/.

Company’s products by accessing the customers’ personal bank accounts can be problematic and dependent upon how the payment processor networks view these transactions. Recently, one such network, Mastercard, reportedly instructed U.S. financial institutions to stop allowing retail purchases of cannabis products on its debit cards, thus denying customers of a convenient way to purchase marijuana products without cash. The Company is actively assessing this development and the impact, if any, upon its operations. Legislative changes could help to reduce or eliminate these challenges for companies in the cannabis space and would improve the efficiency of both significant and minor financial transactions.
In the absence of comprehensive reform of federal cannabis legislation that would decriminalize the cannabis industry, a growing number of members of Congress have expressed support for federal legislation that would eliminate from the scope of federal money laundering statutes the financing activity of businesses operating under state-sanctioned cannabis programs. On September 26, 2019, the U.S. House of Representatives passed the Secured and Fair Enforcement Banking Act of 2019 (commonly known as the “SAFE Banking Act”), which aims to provide safe harbor and guidance to financial institutions that work with legal U.S. cannabis businesses. The SAFE Banking Acts has since been introduced and has passed the U.S. House of Representatives several times, but still awaits action from the U.S. Senate. The SAFE Banking Act has also been proposed as a rider to federal annual budget bills and the National Defense Appropriations Act. However, such attempts have failed, most recently with respect to inclusion the Consolidated Appropriate Act, signed by President Biden on December 29, 2022. Most recently, a slightly revised bill known as the Secure and Fair Enforcement Regulation Banking Act (SAFER Banking Act) was introduced in the Senate on September 21, 2023. The SAFER Banking Act bill was heard by the Senate Banking Committee, and was adopted on September 27th by a notable bipartisan majority of 14-9. The bill has now been placed on the Senate legislative calendar under general orders and is awaiting a Senate floor vote. Once again, there can be no assurance of the content of any final proposed legislation or that such legislation is ever passed. The Company’s inability, or limitations on the Company’s ability, to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for the Company to operate and conduct its business as planned or to operate efficiently.
Federal Taxation of Cannabis Businesses
An additional challenge to cannabis-related businesses is that the provisions of Section 280E are being applied by the IRS to businesses operating in the medical and adult-use cannabis industry. Section 280E prohibits businesses from deducting certain expenses associated with the trafficking of controlled substances within the meaning of Schedule I and II of the CSA. The IRS has applied Section 280E broadly in tax audits against various cannabis businesses in the U.S. that are permitted under applicable state laws, seeking substantial sums in tax liabilities, interest and penalties resulting from underpayment of taxes due to the lack of deductibility of otherwise ordinary business expenses, the deduction of which is prohibited by Section 280E. Although the IRS issued a clarification allowing the deduction of certain expenses that can be categorized as cost of goods sold, the scope of such items is interpreted very narrowly, and the bulk of operating costs and general administrative costs are not permitted to be deducted. Therefore, businesses in the state-legal cannabis industry are subject to higher effective tax rates and thus may be less profitable than they would otherwise be.
Reform of Federal Legislation on Industrial Hemp
On December 20, 2018, former President Donald Trump signed the Agriculture Improvement Act of 2018, Pub. L. 115-334, (popularly known as the “2018 Farm Bill”) into law.6 Under the 2018 Farm Bill, industrial and commercial hemp is no longer to be classified as a Schedule I controlled substance in the U.S. Hemp includes the plant cannabis sativa L and any part of that plant, including seeds, derivatives, extracts, cannabinoids and isomers, which contain no more than 0.3% of delta-9-THC concentration by dry weight. The 2018 Farm Bill allows states to create regulatory programs allowing for the licensed cultivation of hemp and production of hemp-derived products. Hemp and products derived from it, such as CBD, may then be sold into commerce and transported across state lines, provided that the hemp from which any product is derived was cultivated under a license issued by an authorized state program approved by the U.S. Department of Agriculture and otherwise meets the definition of hemp.
Insofar as the 2018 Farm Bill expires this year, there is no guarantee that the Farm Bill will be re-enacted or that if re-enacted, changes could be made to the current version that could impact the treatment of hemp, especially as it relates to the current definition of hemp that excludes it from the provisions of the Controlled Substances Act (CSA). In the event the current exclusion is not adopted in a re-enacted Farm Bill, or is otherwise changed, this could negatively impact the Company’s current initiative to distribute interstate edible hemp-derived products that contain up to 0.3% delta-9-THC.
Despite the removal of CBD extracted from hemp and other hemp extracts, produced under authorized state hemp programs from the Controlled Substance Act, the FDA’s stated position remains that it is a prohibited act under the Federal Food, Drug, and Cosmetic Act to introduce into interstate commerce a food to which CBD, THC or cannabinoids has been added,
6H.R.2 - 115th Congress (2017-2018): Agriculture Improvement Act of 2018, Congress.gov (2018), https://www.congress.gov/bill/115th-congress/house-bill/2/text.

or to market a product containing these ingredients as a dietary supplement.7 However, on January 26, 2023, the FDA concluded that a new regulatory pathway for CBD is needed that balances individual’s desire for access to CBD products with the regulatory oversight needed to manage risks. The FDA is seeking support from Congress to develop a new regulatory pathway.
Similarly, when it comes to the Company’s hemp-derived delta-9-THC products, the FDA has clearly indicated that the sale of edible food or supplement products containing any cannabis or cannabis derivative as impermissible adulterated products under the federal Food, Drug and Cosmetic Act (“FDCA”). While the FDA has focused its enforcement actions on unsubstantiated product claims related to these products, it has indicated repeatedly that its policies toward such products are under review. The Company may be forced to change its marketing practices with respect to its hemp-derived delta-9-THC products, or cease its sales, in response to an FDA enforcement action. The food and drug laws of most states track federal law with respect to the marketing and sale of edible products containing hemp-derived ingredients. While the Company is not aware of any enforcement actions against hemp-derived delta-9-THC products under state food and drug laws, some states have sought to prohibit sales of hemp-derived products based on such laws and, like the federal FDA, they may review their enforcement policy with respect to hemp-derived delta-9-THC products.
On a state level, the November 2020 elections included multiple initiatives on state ballots regarding cannabis, all of which passed. In Arizona and New Jersey, two markets where the Company already has medical operations described herein, adult-use cannabis ballot initiatives passed. Similarly, adult-use passed in Montana, medical use passed in Mississippi, and both adult-use and medical use passed in South Dakota, the legalization of adult-use in South Dakota was later nullified by state courts for procedural reasons. Barring any further legal challenges, these states are expected to adopt governing rules and regulations to expand their cannabis programs accordingly. In the 2022 election cycle, voters in Arkansas, North Dakota and South Dakota rejected ballot measures aimed at legalizing recreational use of cannabis while in two other states, Maryland and Missouri, votes approved measures legalizing cannabis for adult use.
The results of the 2022 Congressional elections may impact the likelihood of any legal developments regarding cannabis at the national level, including the passage of the CAOA, the SAFER Banking Act and the MORE Act. While President Biden campaigned on a platform that included cannabis decriminalization and, as noted above, has taken steps to review current federal agency policy concerning cannabis, the Republicans, who have tended to be less supportive than Democrats of federal cannabis reforms, took control of the United States House of Representatives, which could impact the prospects for cannabis reform legislation.
Service Providers
As a result of any adverse change to the approach in enforcement of U.S. cannabis laws, adverse regulatory or political change, additional scrutiny by regulatory authorities, adverse change in public perception in respect of the consumption of marijuana or otherwise, third party service providers to the Company could suspend or withdraw their services, which may have a material adverse effect on the Company’s business, revenues, operating results, financial condition or prospects.
Ability to Access Capital
Given the current U.S. federal laws regarding cannabis, traditional bank financing is typically not available to U.S. cannabis companies. Specifically, the federal illegality of marijuana in the U.S. means that financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under money laundering statutes, the unlicensed money transmitter statute and the Bank Secrecy Act. As a result, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. Banks who do accept deposits from cannabis-related businesses in the U.S. must do so in compliance with the Cole Memorandum and the FinCEN guidance, both discussed above.
The Company requires equity and/or debt financing to support on-going operations, to undertake capital expenditures or to undertake acquisitions or other business combination transactions. There can be no assurance that additional financing will be available to the Company when needed or on terms which are acceptable. The Company’s inability to raise financing through traditional banking to fund on-going operations, capital expenditures or acquisitions could limit its growth and may have a material adverse effect upon the Company’s business, results of operations, financial condition or prospects.
If additional funds are raised through further issuances of equity or convertible debt securities, existing Company shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to existing holders of SVS.
7 Notably, to date the FDA’s enforcement activities in respect of the sale of CBD foods and supplements has been largely focused upon those manufacturers and distributors that have made impermissible claims about the efficacy of CBD for treating certain diseases and medical conditions.

Heightened Scrutiny by Regulatory Authorities
For the reasons set forth above, the Company’s existing operations in the U.S., and any future operations or investments of the Company, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to operate or invest in any other jurisdictions, or have consequences for its stock exchange listing or Canadian reporting obligations, in addition to those described herein.
Change to government policy or public opinion may also result in a significant influence on the regulation of the cannabis industry in Canada, the U.S., or elsewhere. A negative shift in the public’s perception of medical or adult-use cannabis in the U.S. or any other applicable jurisdiction could affect future legislation or regulation, or enforcement. Such a shift could cause state jurisdictions to abandon initiatives or proposals to legalize medical or adult-use cannabis, thereby limiting the number of new state jurisdictions into which the Company could expand. Any inability to fully implement the Company’s business strategy in the states in which the Company currently operates or in the Company’s ability to expand its business into new states, may have a material adverse effect on the Company’s business, financial condition, and results of operations. See the “Risk Factors” section of the Annual Information Form for additional details.
Further, violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions, or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, asset forfeiture, and cessation of business activities or divestiture. Any enforcement action against the Company or any of its licensed operating facilities could have a material adverse effect on (1) the Company’s reputation, (2) the Company’s ability to conduct business, (3) the Company’s holdings (directly or indirectly) of medical or adult-use cannabis licenses in the U.S., (4) the listing or quoting of the Company’s securities on various stock exchanges, (5) the Company’s financial position, (6) the Company’s operating results, profitability, or liquidity, or (7) the market price of the Company’s publicly traded shares. In addition, it is difficult for the Company to estimate the time or resources that would be needed for the investigation of any such matters or their final resolution because the time and resources that may be necessary depend on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial. See the “Risk Factors” section of the Annual Information Form for additional details. The Company’s business activities, and the business activities of its subsidiaries, while believed to be compliant with applicable U.S. state and local laws, currently are illegal under U.S. federal law.
Further to the indication by CDS Clearing and Depository Services Inc. (“CDS”), Canada’s central securities depository, clearing and settling trades in the Canadian equity, fixed income and money markets that it would refuse to settle trades for cannabis issuers that have investments in the U.S., the TMX Group, the owner and operator of CDS, subsequently issued a statement in August 2017 reaffirming that there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S., despite media reports to the contrary and that the TMX Group was working with regulators to arrive at a solution that will clarify this matter, which would be communicated at a later time.
In February 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (“MOU”) with The Aequitas NEO Exchange Inc., the CSE, the Toronto Stock Exchange, and the TSX Venture Exchange. The MOU outlines the parties’ understanding of Canada’s regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the U.S. The MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is currently no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented at a time when the SVS are listed on a stock exchange, it would have a material adverse effect on the ability of holders of SVS to make and settle trades. In particular, the SVS would become highly illiquid as until an alternative was implemented, investors would have no ability to affect a trade of securities through the facilities of the applicable stock exchange. Curaleaf has obtained eligibility with The Depository Trust Company (“DTC”) for its SVS quotation on the OTCQX® Best Market and such eligibility provides another possible avenue to clear the SVS in the event of a CDS ban. Revocation of DTC eligibility or implementation by DTC of a ban on the clearing of securities of issuers with cannabis-related activities in the U.S. would similarly have a material adverse effect on the ability of holders of the SVS to make and settle trades.

Compliance and Monitoring
As of the date of this MD&A, the Company believes that each of its licensed operating entities (a) holds all applicable licenses to cultivate, manufacture, possess, and/or distribute cannabis in each respective state, and (b) is in good standing and in material compliance with each respective state’s cannabis regulatory program. The Company believes that it is in material compliance with its obligations under state laws related to its cannabis cultivation, processing and dispensary licenses, other than minor violations that would not result in a material fine, suspension or revocation of any relevant license.
The Company uses reasonable commercial efforts to ensure that its business is in material compliance with laws and applicable licensing requirements and engages in the regulatory and legislative process nationally and in every state we operate through our compliance department, government relations department, outside government relations consultants, cannabis industry groups and legal counsel.
The compliance department consists of our Chief Compliance Officer (“CCO”), James Shorris, as well as regional and state-level compliance officers. Each compliance officer is charged with knowing the local regulatory process in the state or states for which he or she is responsible and for monitoring developments with their governing bodies. Each compliance officer regularly reports regulatory developments to the Company’s CCO through written and oral communications and are charged with the creation and implementation of plans regarding all regulatory developments. The Company’s CCO works with external legal advisors in the states in which the Company operates to ensure that the Company is in on-going compliance with applicable state laws.
The government relations department, consisting of two vice presidents, Matt Harrell and Don Williams, work closely with Curaleaf management to develop relationships with local and state regulators, industry groups, and elected officials in order to effectively monitor and engage in the regulatory and legislative processes. The Company’s Government Relations Department develops strategies, engages legislative consultants, directly lobbies and works with third party groups to protect the Company’s right to operate and to advocate for legislation, regulations and oversight under which it can be successful.
Although the Company believes that its business activities are materially compliant with applicable and state and local laws of the U.S., strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under U.S. federal law nor provide a defense to any federal proceeding which may be brought against the Company. Any such proceedings brought against the Company may result in a material adverse effect on the Company. The Company derives 100% of its revenues from the cannabis industry in certain states, which industry is illegal under U.S. federal law. Even where the Company’s cannabis-related activities are compliant with applicable state and local law, such activities remain illegal under U.S. federal law. The enforcement of relevant federal laws is a significant risk.
In addition to the above disclosure, see the “Risk Factors” section of the Annual Information Form for further risk factors associated with the operations of the Company.
The U.S. States The Company Operates In, Their Legal Framework and How It Affects Our Business
The chart below depicts (i) the states in which the Company operates and includes the date of legalization of cannabis for medicinal and/or recreational use, and (ii) for each U.S. state the Company operates in, the number of dispensaries, processing facilities and cultivation sites (along with cultivation square footage) the Company owns, as well as the categories of products that are permitted in each such state.
Each U.S. state has various licensing requirements, restrictions on the number of facilities license holders may operate, limitations on the number of license holders in the state, and various other regulations, which are enforced by applicable state agencies as discussed below. The Company conducts its operations in each respective state in compliance, in material respects, with each regulation applicable to it in such state.
All of the states in which the Company operates have adopted legislation to permit the use of cannabis products for certain qualifying conditions and diseases, when recommended by a medical doctor, including Kentucky which recently allowed the use and possession of medical cannabis legally purchased from neighboring states by patients with qualifying medical conditions. Recreational marijuana, or adult-use cannabis, is legal cannabis sold in licensed dispensaries to adults ages 21 and older. Kentucky’s hemp program was introduced in 2013 and currently only allows hemp-derived products wholesale, including cannabinoids such as CBD and cannabigerol (“CBG”). The Company has a 74,000 square foot processing/handling facility in Lexington that is currently and principally used for the manufacture of hemp-derived edible products containing no more than 0.3% delta-9-THC, by dry weight.

Continuing Operations
State	Medicinal Legalization	Adult-use Legalization	Dispensaries	Processing Facilities	Cultivation Sites	Cultivation Square Feet	Permitted Products
							Oil	Edibles	Flower	Delivery	Wholesale
AZ	2010	2020	16	3(8)	3	193,300	X(1)	X	X	X(4)	X
CT	2012	2021	4	1	1	24,510	X(1)	X	X	—	X
FL	2014	—	60	2	2	386,110	X(1)	X	X	—	X
IL	2013	2019	10	1	1	104,418	X(2)	X	X	X	X(3)
ME	1999	2019	4	1	1	79,926	X	X	X	—	X
MD	2013	2023	4	1	1	30,982	X(1)	X	X	X	X
MA	2012	2016	4	1	1	59,474	X(2)	X	X	X(7)	X
MO	2018	2022	—	1	—	—	—	—	—	—	—
NV	2013	2016	7	3	3	89,638	—	—	X	—	—
NJ	2010	2020	3	1	1	61,000	X(1)	X	X	X	X
NY	2014	2021	4	1	1	110,496	X(1)	X	X	X(7)	X(3)
ND	2016	—	4	1	1	16,500	X(2)	X	X	X(7)	X
OH	2016	—	2	1	1 Level 1	20,100	X	—	X	X(3)	X
PA	2016	—	18	2	2	131,500	X(1)	X	X	X	X
UT	2018	—	4	1	1	67,500	X(2)	—	X	—	—
VT	2004	2022	2	2	1	10,000	X	X(6)	X	X	X
			146	23	21	1,385,454

Discontinued Operations
State	Medicinal Legalization	Adult-use Legalization	Dispensaries	Processing Facilities	Cultivation Sites	Cultivation Square Feet	Permitted Products
							Oil	Edibles	Flower	Delivery	Wholesale
CA	1996	2016	0	2	0	—	X(2)	X	X	X	X
CO	2000	2012	1	2	1	2,195,475	X(2)	X	X	X	X
KY	—	—	—	1(10)	—	—	—	—	—	—	—
ME	1999	2019	1(11)	0	0	0	X(1)	X	—	—	—
MI	2008	2018	3	—	—	—	X(1)	X	X	—	—
OR	1998	2014	1	1	1	37,000	X(1)	X	X	—	X
			6	6	2	2,232,475

					(1)	Extracted oils only
					(2)	Oil-based formulations only
					(3)	Permitted with approval
					(4)	Medical-use only
					(5)	In select areas

(6)	With limits
(7)	Permitted, however Curaleaf dispensaries do not offer home delivery at this time
(8)	Pueblo West Organics, LLC processing license is inactive as of September 30, 2023
(9)	Transition of Los Suenos cultivation operations to MSA
(10)	Manufacturing and distribution of hemp-derived products, such as CBD and CBG
(11)	Represents adult-use Maine

Arizona
Arizona Licensing Scheme
Arizona’s licensing body for medical and adult-use cannabis is the Arizona Department of Health Services (“AZDHS”). The market is divided into two classes of licenses: medical and adult use. Each license grants the licensee the ability to have one dispensary, one processing site, and one cultivation site. There is no requirement for vertical integration in Arizona and processing and cultivation sites can be used by third party companies. Arizona does not recognize third party companies and although they operate, the ultimate responsibility for compliance falls on the license holder themselves. As of September 30, 2023, there were approximately 148 operating dispensaries.
Arizona Medical Patient Requirements
For medical card holders, acceptable diagnoses include agitation of Alzheimer’s disease, Amyotrophic Lateral Sclerosis (“ALS”), any chronic or debilitating medical condition or disease or the treatment for one that causes cachexia or wasting syndrome, cancer, chronic pain, such as from migraines or arthritis, Crohn’s disease, glaucoma, human immunodeficiency virus (“HIV”) or acquired immune deficiency syndrome (“AIDS”), hepatitis C, PTSD, severe nausea, severe or persistent muscle spasms, such as those associated with multiple sclerosis (“MS”), and seizures, including from epilepsy.
As indicated in the chart above, all categories of product are allowed to be sold as either adult use or medical except for edibles over 100-mg THC per package, which must be sold to medical patients only. Adult use edibles cannot be more than 10mg THC per serving or 100mg THC per package. AZDHS determines whether a product is either adult use or medical at the time of dispensing so an adult use cultivation facility can make products that can be sold as medical through a dispensary as long as it meets the same requirements for medical.
Arizona Recent and Proposed Legislation
Recently proposed legislation currently under review in Arizona includes H2260: Medical Marijuana; Medical Conditions, which would expand the listing of qualified medical conditions to obtain a medical card; H2545: Marijuana: Social Equity Ownership Licenses, which would prohibit holders of a social equity ownership marijuana establishment license from transferring such license within the first 10 years of issuance; H2792: Landlords: Tenant’s Marijuana Use, which prohibits a landlord from terminating a tenant’s rental agreement because the tenant uses marijuana; H2828: Department of Marijuana Regulation, which establishes the Arizona Department of Marijuana Regulation (“ADMR”) for the purpose of administering the Arizona Medical Marijuana Act and status governing the responsible adult use of marijuana; and, S1715: Hemp-Derived Manufactured Cannabinoids; Prohibition, which excludes "hemp-derived manufactured psychotropic cannabinoids” from the definition of “marijuana” and “marijuana products” and adds such to the definition of “usable marijuana”.
Connecticut Licensing Scheme
The Connecticut Department of Consumer Protection (the “DCP”) is responsible for licensing and regulating both medical and adult-use cannabis establishments in Connecticut. The market is divided in the following types of licenses: retail, cultivation, production, and bakery. There is currently no limit on the number of licenses available and one license grants the applicant one site (retail, cultivation, production, or bakery). As of September 30, 2023, there were 19 operational dispensaries. A board-certified pharmacist must be on-site to dispense medical cannabis at a dispensary.
Connecticut Medical Patient Requirements
For medical card holders that are over 18, acceptable diagnoses include: cancer, glaucoma, positive status for HIV or AIDS, Parkinson’s Disease, MS, damage to the nervous tissue of the spinal cord with objective neurological indication of intractable spasticity, epilepsy, cachexia, wasting syndrome, Crohn’s Disease, PTSD, sickle cell disease, post laminectomy syndrome with chronic radiculopathy, severe psoriasis and psoriatic arthritis, ALS, ulcerative colitis, complex regional pain syndrome, (“CRPS”), Type 1 and Type II, cerebral palsy, cystic fibrosis, irreversible spinal cord injury with objective neurological indication of intractable spasticity, terminal illness requiring end-of-life care, uncontrolled intractable seizure disorder, spasticity or neuropathic pain associated with fibromyalgia, severe rheumatoid arthritis, post herpetic neuralgia, hydrocephalus with intractable headache, intractable headache syndromes, neuropathic facial pain, muscular dystrophy, osteogenesis imperfecta, chronic neuropathic pain associated with degenerative spinal disorders, and interstitial cystitis. For medical card holders under 18, acceptable diagnoses include: cerebral palsy, cystic fibrosis, irreversible spinal cord injury with objective neurological indication of intractable spasticity, severe epilepsy, terminal illness requiring end-of-life care, uncontrolled intractable seizure disorder, muscular dystrophy, osteogenesis imperfecta, intractable neuropathic pain that is unresponsive to standard medical treatments, Tourette’s Syndrome for patients who have failed standard medical treatment, and chronic pancreatitis for patients whose pain is recalcitrant to standard medical management.
Connecticut Recent and Proposed Legislation
Effective July 1, 2021, adult-use was legalized in Connecticut. There are 14 different cannabis license types and registrations issued by the DCP that fall into the following categories: growing, manufacturing, sales, delivery and transportation, and individual licenses and registrations. Applications for licenses became available on February 3, 2022. Each municipality must approve zoning to allow for cannabis establishments including retailers and micro-cultivators. Municipalities also have the authority to establish restrictions, make zoning updates, and collect certain tax. The provisional license does not allow an adult-use cannabis establishment to commence operations until all final license requirements are met. Retail sales of adult-use cannabis commenced in certain dispensaries in Connecticut on January 10, 2023 and expanded to an additional dispensary in July 2023.
Florida
Florida Licensing Scheme
Florida’s licensing body is the Department of Health Office of Medical Marijuana Use (“OMMU”). The OMMU has authorized 22 Medical Marijuana Treatment Centers in the state that cover all vertically integrated sites (cultivation, processing, fulfillment/storage, and dispensing) and sites are approved under a function that falls under either cultivation, processing, fulfillment/storage, or dispensing. There is no limit on the number of dispensaries, fulfillment/storage warehouses, processing sites, or cultivation sites. However, there is a requirement to receive local zoning approval for each proposed dispensary.
Florida Medical Patient Requirements
For medical card holders, acceptable diagnoses include: cancer, epilepsy, glaucoma, HIV or AIDS, PTSD, ALS, Crohn’s disease, Parkinson’s disease, MS, medical conditions of the same kind or class as or comparable to those enumerated in the above, a terminal condition diagnosed by a physician other than the qualified physician issuing the physician certification, and chronic non-malignant pain.
Illinois
Illinois Licensing Scheme
Illinois’ licensing body is the Illinois Department of Financial and Professional Regulation (“IDFPR”) for retail, and Illinois Department of Agriculture for cultivation/processing. The main classes of licenses include retail, cultivation, craft growers, infusers, and transporters. For cultivation/processing, no more than three cultivation licenses are allowed per entity and for retail, no more than 10 locations per entity. As of September 30, 2023, there were approximately 160 adult use operational dispensaries.
Illinois Medical Patient Requirements
For medical card holders, acceptable diagnoses include: Alzheimer’s Disease, HIV or AIDS, ALS, Arnold-Chiari Malformation, cachexia/wasting syndrome, cancer, causalgia, chronic inflammatory demyelinating polyneuropathy, Crohn’s Disease, CRPS, dystonia, fibrous dysplasia, glaucoma, hepatitis C, hydrocephalus, hydromyelia, interstitial cystitis, intractable pain, lupus, MS, muscular dystrophy, myasthenia gravis, myoclonus, nail patella syndrome, neurofibromatosis, Parkinson’s Disease, PTSD, reflex sympathetic dystrophy, residual limb pain, rheumatoid arthritis, seizures disorders, severe fibromyalgia, Sjogren’s Syndrome, spinal cord disease, spinal cord injury, indication of intractable spasticity, spinocerebellar ataxia, syringomyelia, Tarlov cysts, Tourette Syndrome, traumatic brain injury, and patients with valid opioid prescriptions.
Illinois Recent and Proposed Legislation
In June 2019, Illinois legalized adult-use cannabis pursuant to the Cannabis Regulation and Tax Act (the “IL Act”). Effective January 1, 2020, Illinois residents 21 years of age and older may possess up to 30 grams of cannabis (nonresidents may possess up to 15 grams). The IL Act authorizes IDFPR to issue up to 75 Conditional Adult-Use Dispensing Organization licenses before May 1, 2020 and an additional 110 conditional licenses during 2021. No person may hold a financial interest in more than 10 dispensing organizations. Existing medical dispensaries were able to apply for an “Early Approval Adult-use Dispensing Organization License” to serve adult purchasers at an existing medical dispensary or at a secondary site. The IDFPR also held an application period for Conditional Adult-Use Cannabis Dispensary Licenses from December 10, 2019 through January 2, 2020. On September 3, 2021, the IDFPR announced the results of the lotteries to award 185 conditional adult-use dispensing licenses. On June 23, 2022 a corrective lottery was conducted for up to 75 additional licenses.
Maine
Maine Licensing Scheme
Maine’s licensing body is the Department of Administrative and Financial Services Office of Cannabis Policy. There currently is no limit on the number medical or adult use licenses, however, municipalities must opt-in for adult use and medical dispensary owners must be Maine residents. Medical licenses can be vertical (one license per dispensary, one license per entity) and must have local approval and relevant licensing (tobacco, food license). Additionally, adult use licenses are also unlimited and are as follows: retail, cultivation and manufacturing (one license grants one dispensary, cultivation or manufacturing facility). As of September 30, 2023, there were approximately 219 adult use dispensaries in operation.
Maine Medical Patient Requirements
For medical use, qualified practitioners may issue a certificate for any condition/reason where in their professional opinion a qualifying patient is likely to receive therapeutic or palliative benefit from the medical use of marijuana to treat or alleviate the patient’s medical diagnosis. Medical patients may possess up to eight pounds of harvested marijuana.
Maryland
Maryland Licensing Scheme
Maryland’s licensing body is the Maryland Medical Cannabis Commission. The market is divided into the following types of licenses: dispensary, grower/cultivator, processor, independent testing laboratory, and ancillary business. Each issued license is associated with one facility. As of September 30, 2023, there were approximately 101 operational dispensaries. A person may not have interest in or control of, including the power to manage or operate, more than one grower license, one processor license, and four dispensary licenses. Edibles are permitted under the condition that they are shelf stable. Topicals are also permitted.
Maryland Medical Patient Requirements
For medical use, acceptable diagnoses include cachexia, anorexia, wasting syndrome, severe or chronic pain, severe nausea, seizures, severe or persistent muscle spasms, glaucoma, PTSD, or another chronic medical condition which is severe and for which other treatments have been ineffective. A clinical director is required to be available electronically for all dispensaries.
Maryland Recent and Proposed Legislation
On November 8, 2022, Maryland voters, through a public ballot initiative, approved the legalization of adult-use cannabis. As of July 1, 2023, it became legal for adults 21 and older to use cannabis and possess up to 1.5 ounces. Retail sales in our Maryland dispensaries commenced as scheduled on July 1, 2023.
Massachusetts
Massachusetts Licensing Scheme
Massachusetts’ licensing body for medical and adult-use is the Cannabis Control Commission. The market is divided into the following types of licenses: retail, cultivation, production manufacturing, testing laboratory, transporter, research, and delivery. Each issued license is associated with one facility and as of September 30, 2023, there were approximately 61 operational Medical Treatment Centers (“MTCs”). No person or entity having direct or indirect control shall be granted, or hold, more than three licenses in a particular class and is limited to 100,000 square feet of canopy which is distributed across no more than three cultivation licenses and three MTCs.
Massachusetts Medical Patient Requirements
For medical use, acceptable diagnoses include cancer, glaucoma, positive status HIV, AIDS, hepatitis C, ALS, Crohn’s disease, Parkinson’s disease, and MS, when such diseases are debilitating, and other debilitating conditions as determined in writing by a Qualifying Patient’s healthcare provider.

Missouri
Missouri Licensing Scheme
Missouri’s licensing body is the Missouri Department of Health and Senior Services (“DHSS”). The market is divided into the following types of licenses: cultivation, infused products manufacturing facility, dispensary facility, transportation facility, and testing facility. As of September 30, 2023, there were approximately 199 operational dispensaries. There are no vertical integration requirements in Missouri and one license allows one facility. Facilities may not be owned, in whole or in part, or have as an officer, director, board member, or manager, any individual with a disqualifying felony offense. Facilities must be majority owned (>50%) by natural persons who have been residents of Missouri for at least one year. No more than three cultivation, no more than three manufacturing, and no more than five dispensary licenses shall be issued to any entity under substantially common control, ownership, or management.
Missouri Medical Patient Requirements
For medical card holders, acceptable diagnoses/qualifying medical conditions include: cancer; epilepsy; glaucoma; intractable migraines unresponsive to other treatment; a chronic medical condition that causes severe, persistent pain or persistent muscle spasms, including, but not limited to, those associated with MS, seizures, Parkinson’s disease, and Tourette’s syndrome; debilitating psychiatric disorders, including, but not limited to, PTSD, if diagnosed by a state licensed psychiatrist; HIV or AIDS; a chronic medical condition that is normally treated with a prescription medication that could lead to physical or psychological dependence, when a physician determines that medical use of cannabis could be effective in treating that condition and would serve as a safer alternative to the prescription medication; any terminal illness; or in the professional judgment of a physician, any other chronic, debilitating or other medical condition, including, but not limited to, hepatitis C, ALS, inflammatory bowel disease, Crohn’s disease, Huntington’s disease, autism, neuropathies, sickle cell anemia, agitation of Alzheimer’s disease, cachexia, and wasting syndrome.
Missouri Recent and Proposed Legislation
On November 8, 2022, Missouri voters approved a constitutional amendment to allow for the legalization of adult use cannabis. On December 8, 2022, existing medical license holders will be permitted to apply to switch their business to adult use. DHSS must take action on those applications within 60 days but anticipates doing so prior to the deadline as soon as the agency has rules in place. The first adult-use retail sales are expected to occur in early 2023.
Nevada
Nevada Licensing Scheme
Nevada’s licensing body for medical and adult-use is the Cannabis Compliance Board (“CCB”). The market is divided into the following types of licenses: cultivation, production, distribution, dispensary/retail, and testing laboratory and a newly available consumption lounge license. There is no specific limit on licenses for Nevada and as of September 30, 2023, there were 101 operational retail dispensaries. Licenses are only granted during licensing rounds and licensing rounds are not regularly scheduled but held as needed, per jurisdiction.
The licensing round for consumption lounge licenses was held from October 14, 2022 through October 27, 2022. Once granted, a license cannot be moved outside of that local jurisdiction. There are currently no active licensing rounds or planned rounds. Additionally, there is no set limit on size/structure, each facility is individually assessed and approved by the CCB and the applicable local jurisdiction. The Company submitted the initial Consumption Lounge licensing application and is awaiting notification of whether the Company has been awarded a prospective license. If awarded a prospective license the Company will have 120 days to complete additional documentation required to proceed to the suitability portion of the application process. There are a total of 40 Retail-Attached licenses possible. 20 Retail-Attached applications were received by the CCB. There are another 20 Independent licenses possible, of which 10 are designated for Social Equity applicants.
Location limits per Nevada Revised Statutes (“NRS”) are as follows: The physical address where the proposed medical cannabis establishment will be located and the physical address of any co-owned additional or otherwise associated medical cannabis establishments, the locations of which may not be within 1,000 feet of a public or private school that provides formal education traditionally associated with preschool or kindergarten through grade 12 and that existed on the date on which the application for the proposed medical cannabis establishment was submitted to the CCB, within 300 feet of a community facility that existed on the date on which the application for the proposed medical cannabis establishment was submitted to the CCB or, if the proposed medical cannabis establishment will be located in a county whose population is 100,000 or more, within 1,500 feet of an establishment that holds a nonrestricted gaming license. CCB approval is required for all actions including transfers of interest, ownership, and management service agreements. Each issued license is associated with one facility.
Nevada Medical Patient Requirements
For medical use, acceptable diagnoses include: AIDS; an anxiety disorder; an autism spectrum disorder; an autoimmune disease; anorexia nervosa; cancer; dependence upon or addiction to opioids; glaucoma; cachexia; muscle spasms, including, without limitation, spasms caused by MS; seizures, including, without limitation, seizures caused by epilepsy; nausea; or severe or chronic pain; a medical condition related to the HIV; and a neuropathic condition, whether or not such condition causes seizures.
New Jersey
New Jersey Licensing Scheme
New Jersey’s licensing body is the New Jersey Cannabis Regulatory Commission. As of September 30, 2023, the market consisted of cultivation, manufacturing, retail, and delivery licenses. Cultivation facilities have a 150,000 square foot limit on canopy size and one license grants access to one facility. As of September 30, 2023, there were approximately 23 operational medical dispensaries. Adult use sales began on April 21, 2022. Edibles are currently allowed, with draft currently promulgated that would expand the permissible categories to include baked goods.
New Jersey Medical Patient Requirements
For medical use, acceptable diagnoses include: ALS, anxiety, cancer, chronic pain, dysmenorrhea, glaucoma, inflammatory bowel disease, including Crohn’s disease, intractable skeletal muscular spasticity, migraines, MS, muscular dystrophy, opioid use disorder, positive status for HIV and AIDS, PTSD, seizure disorder, including epilepsy, terminal illness with prognosis of less than 12 months to live, or Tourette’s Syndrome.
New York
New York Licensing Scheme
New York’s licensing body, the Office of Cannabis Management (“OCM”) approves entities to operate as “registered organizations” under the Compassionate Care Act, as amended by the Marijuana Regulation and Taxation Act (“MRTA”). Each registered organization is vertically integrated and can operate one cultivation/processing facility and up to four dispensaries.
Licenses under New York’s medical cannabis program are valid for two years from the date of issuance and registered organizations are required to submit a renewal application not more than six months nor less than four months prior to expiration. Registered organizations must ensure that no medical cannabis product is sold, delivered, transported or distributed by a producer from or to a location outside of New York. As of September 30, 2023, there were 40 operational dispensing facilities.
New York Medical Patient Requirements
On January 24, 2022, the OCM announced the launch of a new Medical Cannabis Program certification and registration system expanding the existing medical cannabis program. Moving forward, the program will allow the certification of a patient by a practitioner for any condition that the practitioner believes can be treated with medical cannabis.
New York Recent and Proposed Legislation
On November 21, 2022, the New York Cannabis Control Board released draft regulations implementing the Adult-Use Cannabis program as contemplated by the MRTA. Among these regulations were specific provisions outlining the licensing requirements and processes for registered organizations to participate in the adult-use market. Of note, registered organizations are prohibited from retail sales license until at least December 29, 2023. These draft regulations are subject to a 60-day public comment period following its date of publication in the New York State Register. The draft regulations were published in the Register on December 14, 2022.
The Cannabis Control Board also issued the first of its Conditional Adult Use Retail Dispensary licenses, designated for justice-involved applicants, to 36 groups or individuals. As of October 2023, there were 26 licensed adult-use retail dispensaries including 5 delivery-only locations.

North Dakota
North Dakota Licensing Scheme
The licensing body is the North Dakota Department of Health, Medical Marijuana Division (“NDDOH”). The market is divided into two classes of licenses: manufacturing facility and dispensary. Each license grants the licensee the ability to have one dispensary or manufacturing facility.
The activities of a manufacturing facility are limited to producing and processing and to related activities, including acquiring, possessing, storing, transferring, and transporting marijuana and usable marijuana (other than edibles), for the sole purpose of selling usable marijuana to a dispensary. Additional subcategories of cultivation only and manufacturing licenses only were established in October 2022. The activities of a dispensary are limited to purchasing usable marijuana from a manufacturing facility, and related activities, including storing, delivering, transferring, and transporting usable marijuana, for the sole purpose of dispensing usable marijuana to a registered qualifying patient/designated caregiver.
North Dakota Medical Patient Requirements
For medical card holders, acceptable diagnoses include cancer; positive status for HIV; AIDS; decompensated cirrhosis caused by hepatitis C; ALS; PTSD; agitation of Alzheimer’s disease or related dementia; Crohn’s disease; fibromyalgia; spinal stenosis or chronic back pain, including neuropathy or damage to the nervous tissue of the spinal cord with objective neurological indication of intractable spasticity; glaucoma; epilepsy; anorexia nervosa; bulimia nervosa; anxiety disorder; Tourette’s syndrome; Ehlers-Danlos syndrome; endometriosis; interstitial cystitis; neuropathy; migraine; rheumatoid arthritis; autism spectrum disorder; a brain injury; a terminal illness; or a chronic or debilitating disease or medical condition or treatment for such disease or medical condition that produces one or more of the following: cachexia or wasting syndrome; severe debilitating pain that has not responded to previously prescribed medication or surgical measures for more than three months or for which other treatment options produced serious side effects; intractable nausea; Seizures; or severe and persistent muscle spasms, including those characteristic of MS.
North Dakota Recent and Proposed Legislation
On November 8, 2022, North Dakota voters rejected an adult-use program via initiated ballot measure.
Ohio
Ohio Licensing Scheme
Ohio’s licensing bodies are the Department of Commerce (grow/processing) and the Board of Pharmacy (dispensary). The market is divided into the following types of licenses: cultivator (Level I and Level II), processor, dispensary, and testing. Each license grants access to one facility and as of September 30, 2023, there were approximately 106 operational dispensaries.
Ohio Medical Patient Requirements
For medical card holders, acceptable diagnoses include AIDS, Alzheimer’s disease, ALS, cachexia, cancer, chronic traumatic encephalopathy, Crohn’s disease, epilepsy or another seizure disorder, fibromyalgia, glaucoma, hepatitis C, Huntington’s disease, inflammatory bowel disease, MS, pain that is either chronic and severe or intractable, Parkinson’s disease, positive status for HIV, PTSD, sickle cell anemia, spasticity, spinal cord disease or injury, terminal illness, Tourette’s syndrome, traumatic brain injury, or ulcerative colitis.
Pennsylvania
Pennsylvania Licensing Scheme
Pennsylvania’s licensing body is the Pennsylvania Department of Health. The market is divided into the following types of licenses: grower processor, dispensary, and clinical registrants. A grower processor license allows for three dispensaries permits, dispensary licenses allow three locations, and a clinical registrant allows six dispensary licenses. A pharmacist is required to be available for all dispensaries and as of September 30, 2023, there were approximately 175 operational dispensaries.

Pennsylvania Medical Patient Requirements
For medical card holders, acceptable diagnoses include ALS; anxiety disorders; autism; cancer, including remission therapy; Crohn’s disease; damage to the nervous tissue of the central nervous system (brain-spinal cord) with objective neurological indication of intractable spasticity, and other associated neuropathies; dyskinetic and spastic movement disorders; epilepsy; glaucoma; HIV or AIDS; Huntington’s disease; inflammatory bowel disease; intractable seizures; MS; neurodegenerative diseases; neuropathies; opioid use disorder for which conventional therapeutic interventions are contraindicated or ineffective, or for which adjunctive therapy is indicated in combination with primary therapeutic interventions; Parkinson’s disease; PTSD; severe chronic or intractable pain of neuropathic origin or severe chronic or intractable pain; sickle cell anemia; terminal illness; and Tourette’s syndrome.
Utah
Utah Licensing Scheme
Utah’s medical only market is overseen by two cannabis regulatory bodies: the Utah Department of Health and Human Services oversees retail and home delivery functions, while the Utah Department of Agriculture oversees cultivation and processing. There are currently no new licenses available, although Changes of Ownership (not sale of license) are permitted. There is no requirement for vertical integration, although in the most recent request for proposal for a new pharmacy license, companies with vertical cultivation and processing were given priority. License classes include pharmacy (retail), cultivation, processing and home delivery. A pharmacist must review all orders before release at point of sale.
Utah Medical Patient Requirements
For medical card holders, acceptable diagnoses include HIV or AIDS; Alzheimer’s disease; ALS; cancer; cachexia; persistent nausea that is not significantly responsive to traditional treatment, except for nausea related to: pregnancy, cannabis-induced cyclical vomiting syndrome, cannabinoid hyperemesis syndrome; Crohn’s disease or ulcerative colitis; epilepsy or debilitating seizures; MS or persistent and debilitating muscle spasms; PTSD that is being treated and monitored by a licensed health therapist, and that has been diagnosed by a healthcare provider by the Veterans Administration and documented in the patient’s record or has been diagnosed or confirmed by evaluation from a psychiatrist, masters prepared psychologist, a masters prepared licensed clinical social worker, or a psychiatric advanced practice registered nurse; autism; a terminal illness when the patient’s life expectancy is less than six months; a condition resulting in the individual receiving hospice care;· a rare condition or disease that affects less than 200,000 individuals in the U.S., as defined in federal law, and that is not adequately managed despite treatment attempts using conventional medications (other than opioids or opiates) or physical interventions; or pain lasting longer than two weeks that is not adequately managed, in the qualified medical provider’s opinion, despite treatment attempts using conventional medications other than opioids or opiates or physical interventions.
Vermont
Vermont Licensing Scheme
Vermont’s licensing body is the Cannabis Control Board. The current adult-use program licenses include: cultivation, products manufacturing, wholesale, retail, and testing labs. The adult-use program allows for vertical integration, but licensees are not allowed to hold more than one of any type of license. The first recreational dispensaries in Vermont opened in October 2022.
Under the adult-use legislation, plants may be designated as adult-use or medical at time of harvesting. License applications for current medical vertically integrated dispensaries, small cultivators, and testing labs to participate in the adult-use program began May 1, 2022. The proposed rules have largely been finalized.
Vermont Medical Patient Requirements
For medical card holders, acceptable diagnoses include cancer, MS, HIV or AIDS, glaucoma, Crohn’s disease, Parkinson’s disease, PTSD (requires the Mental Health Care Provider Form), and a medical condition that produces one or more of the following symptoms may also qualify: wasting syndrome, chronic pain, severe nausea, or seizures.
Vermont Operations
As at the date hereof, the Company’s operations in Vermont are designated as held-for-sale.

RISK FACTORS
A discussion of the risk factors to which Curaleaf is subject is presented in the section entitled “Risk Factors” of the Company’s Annual Information Form, which section is incorporated by reference herein. The Annual Information Form is available on SEDAR (www.sedarplus.ca) and EDGAR (www.sec.gov) under the Company’s profile. See the section entitled “Forward-Looking Statements” on page 2 of this MD&A for a discussion of risks associated with forward-looking statements contained herein.
As noted above, the Company has recently commenced the production and limited distribution of certain hemp-derived edible products containing up to 0.3% delta-9-THC by dry weight. While these products meet the definition of hemp under the 2018 Farm Bill and are thus excluded from CSA Schedule I, future re-enactment of the Farm Bill this year is not certain nor is it certain that any new Farm Bill, or other federal legislation, will not close the “hemp loophole” While the Drug Enforcement Agency (DEA) appears to accept that products contains less than 0.3% delta-9TCH by dry weight fall outside the CSA based upon written guidance it has issued by the Agency, such guidance is not binding and is subject to change or challenge in the courts.
The ability for the Company to continue or expand its hemp-derived delta-9-THC product business may also be impacted by state legislation that may close the “hemp loophole.” With regard to the manner in which the FDA may treat these hemp-derived delta-9-THC products, the FDA has stated that the 2018 Farm Bill explicitly preserves FDA’s authority to regulate products containing cannabis or cannabis-derived compounds and that it “treats products containing cannabis or cannabis-derived compounds as it does any other FDA-regulated products — meaning they’re subject to the same authorities and requirements as FDA-regulated products containing any other substance. This is true regardless of whether the cannabis or cannabis-derived compounds are classified as hemp under the 2018 Farm Bill.” Consequently, and as evidenced by FDA’s enforcement efforts, the Company’s hemp-derived delta-9-THC edible products may be deemed by the FDA as adulterated and subject to enforcement actions of the sort described above. To the extent certain states have regulatory analogs to the FDCA, they could take a similar position under state law.
Relatedly, the Preventing All Cigarette Trafficking Act (“PACT Act”), generally prohibits the mailing of cigarettes, while the Preventing Online Sales of E-Cigarettes to Children Act (POSECCA) amended the definition of “cigarettes” in the PACT Act to include Electronic Nicotine Delivery Systems or “ENDS.” ENDS is defined to include “any electronic device that, through an aerosolized solution, delivers nicotine, flavor, or any other substance to the user inhaling from the device.” which could be read to include electronic devices such as vapes, which are usually battery-operated electronic devices that heat up and vaporize a liquid or solid; these are commonly offered in the marijuana industry as a method of delivering delta-9-THC to consumers in an inhalable form. Notably, the US Postal Service has indicated that it will not permit vapes to be shipped through its system based upon the aforementioned legislation because products “can qualify as an ENDS product without regard to whether it contains or is intended to be used to deliver nicotine; liquids that do not actually contain nicotine can still qualify as ENDS, as can devices, parts, components, and accessories capable of or intended for use with non-nicotine-containing liquids.” Consequently, this could limit the prospect of engaging in interstate on-line marketing and sales of hemp-derived delta-9-THC vape products.

Insofar as these hemp-derived products have intoxicating properties, states could enact laws and regulations limiting the ability to sell these hemp-derived products in unregulated distribution channels such as convenience stores, as is currently the case in a number of states. Related to that, while the Company seeks to limit the sales of these products to consumers 21 years and older by virtue of its distribution agreements, there can be no guarantee that these limitations will be consistently enforced by the retailer inasmuch as sales of these products are not subject to state regulations limiting sales to minors which are present and applicable to the Company’s traditional marijuana business. The sale of these hemp-derived products to minors, and any alleged related harm flowing from such sales, could lead to legal, regulatory and/or reputational harm to the Company.
Furthermore, in the absence of clear federal guidance from the FDA on hemp-derived products such as those being manufactured by the Company, states are issuing regulations in response to growing concerns about consumer safety. The regulations are inconsistent on a state-by-state analysis which makes which makes development, production and sale of a single product in more than a few markets difficult. Packaging, labeling, milligram concentration caps and licensing are just a few of the regulations that change from state to state. In the last twelve months, more than fifteen states have proposed and/or passed significant regulatory changes to hemp-derived products. Some states, like Virginia, effectively eliminated the hemp products industry within the state. As regulations change rapidly in this space, continued compliance is difficult. While the Company’s seeks to control the distribution of its products to ensure they marketed only where permitted and in compliance with local laws, it has limited control over third parties or consumers to not comply with such restrictions, even when contractually obligated to do so.
Finally, as this market is new and largely unregulated, supply chain reliability, established distribution channels and market research are all issues that could potentially affect the success of the Company’s hemp-derived products. Many of the Company’s competitors in this space are unconcerned about consumer safety, risk and agency enforcement.
The risks and uncertainties outlined in the Annual Information Form and elsewhere in this MD&A are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or currently deemed immaterial by the Company, may also impair the operations of the Company. If any such risks actually occur, shareholders of the Company could lose all or part of their investment and the business, financial condition, liquidity, results of operations and prospects of the Company could be materially adversely affected and the ability of the Company to implement its growth plans could be adversely affected.
The acquisition of any of the securities of the Company is speculative, involves a high degree of risk and should be undertaken only by persons whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the securities of the Company should not constitute a major portion of an individual’s investment portfolio and should only be made by persons who can afford a total loss of their investment. The Company’s shareholders should evaluate carefully the risk factors associated with the Company’s securities described in the Annual Information Form, along with the risk factors described elsewhere in this MD&A.